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Filed pursuant to General Instructions II.L of Form F-10; File No. 333-120043.

Subject to Completion
Preliminary Prospectus Supplement dated June 5, 2006

The information contained in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

P R O S P E C T U S  S U P P L E M E N T
(To prospectus dated November 15, 2004)

                  Shares

AGNICO-EAGLE MINES LIMITED

Common Shares

                 Agnico-Eagle Mines Limited (the "Company") is offering                common shares of the Company (the "Common Shares") in Canada and the United States. The outstanding common shares of the Company are listed on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX") under the symbol "AEM". Application has been made to list the Common Shares on the NYSE and the TSX. Listing is subject to the Company fulfilling all of the requirements of the NYSE and the TSX, respectively. The closing price of the Company's common shares on June 2, 2006 on the NYSE was $34.68 per share and on the TSX was C$38.07 per share.

                 Investing in the Common Shares involves risks that are described in the "Risk Factors" section beginning on page S-13 of this prospectus supplement.

                 This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

                 Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be fully described herein.

                 The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of the Province of Ontario, that most of its directors and all of its officers are residents of a country other than the United States, that some or all of the underwriters or experts named in the registration statement may be residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and said persons are located outside the United States.

	Per Share	Total
Public offering price		$$250,000,000
Underwriting commission		$$11,250,000
Proceeds, before expenses, to the Company		$$238,750,000

                 The public offering price for Common Shares offered is payable in US dollars or Canadian dollars. The Canadian dollar amount is equivalent to the U.S. dollar price of the Common Shares being offered hereby.

                 The Underwriters may also purchase up to            Common Shares from the Company at the public offering price, less the underwriting commission, within 30 days after the date of this prospectus supplement solely to cover overallotments, if any.

                 These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The Common Shares will be ready for delivery on or about                            , 2006.

Sole Book-Running Manager
Merrill Lynch & Co.

UBS Investment Bank

NBF Securities (USA) Corp.
Orion Securities (USA) Inc.
TD Securities

Scotia Capital
Sprott Securities (U.S.A.) Limited

Blackmont Capital Corp.
CIBC World Markets
Citigroup
Paradigm Capital U.S. Inc.
Raymond James

The date of this prospectus supplement is            , 2006.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

              This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying short form base shelf prospectus dated November 15, 2004 (the "Prospectus") and the documents incorporated by reference therein. The second part is the accompanying Prospectus which gives more general information, some of which may not apply to the offering.

              Only the information contained or incorporated by reference in the accompanying Prospectus, including this prospectus supplement, should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Common Shares may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus supplement is presented as of the date of this prospectus supplement. It should be assumed that the information appearing in this prospectus supplement, the Prospectus and the documents incorporated by reference herein or in the Prospectus is accurate only as of their respective dates. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

              In this prospectus supplement, unless stated otherwise, "Agnico-Eagle", the "Company", "we", "us", and "our" refer to Agnico-Eagle Mines Limited and its consolidated subsidiaries.

NOTICES TO CERTAIN EUROPEAN RESIDENTS

              For the purposes of these Notices to Certain European Residents, Offered Securities means the Common Shares that are the subject of this offering.

European Economic Area

              In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the "relevant implementation date") an offer to the public of any Offered Securities which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State except that an offer to the public in that Relevant member State of any Offered Securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  by the Underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Underwriters for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of Offered Securities shall result in a requirement for the publication by the Company or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

              For the purposes of this provision, the expression an "offer of any Offered Securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Offered Securities to be offered so as to enable an investor to decide to purchase any Offered Securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that relevant member state and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              In the case of any Offered Securities being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Offered Securities acquired by it in the global offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any Offered Securities to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale. The Company, the Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the Underwriters of such fact in writing may, with the consent of the Underwriters, be permitted to subscribe for or purchase Offered Securities in the global offer.

              This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order") (ii) fall within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any Common Shares may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

              Each Underwriter has represented and warranted that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the "FSMA")) received by it in connection with the issue or sale of the Offered Securities in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Securities in, from or otherwise involving the United Kingdom.

NOTE TO INVESTORS CONCERNING ESTIMATES OF
MINERAL RESERVES AND MINERAL RESOURCES

              The mineral reserve and mineral resource estimates contained in or incorporated by reference in this prospectus supplement and the Prospectus have been prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the U.S. Securities and Exchange Commission's ("SEC") Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein, in the Prospectus and incorporated by reference herein or in the Prospectus may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

              The metal grades reported in the mineral reserve and mineral resource estimates represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve figures presented herein or in the Prospectus and incorporated by reference herein or in the Prospectus are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for byproduct metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

    This prospectus supplement, the Prospectus and the documents incorporated by reference herein or in the Prospectus use the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

    This prospectus supplement, the Prospectus and the documents incorporated by reference herein or in the Prospectus use the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

              For definitions of the terms used in this section, see the Company's Annual Report on Form 20-F for the year ended December 31, 2005 (filed with the SEC on March 28, 2006, as amended by the Company's Annual Report on Form 20-F/A filed with the SEC on May 26, 2006) (as so amended, the "Form 20-F").

CURRENCY EXCHANGE RATES

              The Company publishes its consolidated financial statements in United States dollars ("U.S. dollars"). Unless otherwise indicated, all references to "$", "US$" or "dollar" in this prospectus supplement refer to U.S. dollars and "C$" refers to Canadian dollars. The following tables present, in Canadian dollars, the exchange rates for the U.S. dollar, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On June 2, 2006, the Noon Buying Rate was US$1.00 equals C$1.1001.

	2006	Three months ended March 31,
				Year ended December 31,
	April 1 to June 2
		2006	2005	2005	2004	2003
High	1.1718	1.1726	1.2562	1.2703	1.3970	1.5750
Low	1.0989	1.1320	1.1982	1.1507	1.1775	1.2923
End of Period	1.1001	1.1670	1.2094	1.1656	1.2034	1.2923
Average	1.1251	1.1547	1.2262	1.2115	1.3017	1.4012

SUMMARY

              This summary highlights more detailed information contained elsewhere in this prospectus supplement. You should read the entire prospectus supplement, the Prospectus and the documents incorporated by reference herein and in the Prospectus, including, in particular, the "Risk Factors" beginning on page S-13 and the selected consolidated financial statements incorporated by reference in this prospectus supplement.

The Company

              The Company is an established Canadian gold producer with mining operations in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. The Company's operating history includes over three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced over 4.0 million ounces of gold. In 2005, the Company produced 241,807 ounces of gold at a total cash cost of $43 per ounce, net of revenues received from the sale of silver, zinc and copper byproducts. The Company believes it is currently one of the lowest total cash cost producers in the North American gold mining industry. The Company has historically sold all of its production at the spot price of gold pursuant to its general policy not to sell forward its future gold production.

              The Company's strategy is to focus on the continuing exploration and development at the LaRonde Mine (including the LaRonde II project, described below), the Goldex mine project and the Lapa mine project in Quebec, and at the Kittila mine project (the Suurikuusikko deposit) in northern Finland, with a view to increasing annual gold production and gold mineral reserves. In addition, the Company intends to continue exploration and development at its recently acquired Pinos Altos project in northern Mexico.

              The LaRonde Mine currently accounts for all of the Company's gold production. In July 2005, the Company initiated construction at the Goldex mine project, where initial production is expected to commence in 2008. The Company is also initiating construction of the Kittila mine project and completing construction of the Lapa mine project, which are both expected to commence production in 2008. In addition, the Company has commenced construction of the LaRonde II project at the LaRonde Mine. The Company expects production from the LaRonde II deposit to commence in 2011.

Recent Developments

              On June 5, 2006, the Company announced that it will initiate construction of the Kittila mine project and complete construction of the Lapa mine project. Estimated probable mineral reserves at the Kittila mine project are 2.4 million ounces of gold from 14.2 million tonnes of ore grading 5.16 grams of gold per tonne. Estimated probable mineral reserves at the Lapa mine project are 1.1 million ounces of gold from 3.4 million tonnes of ore grading 10.17 grams of gold per tonne. The Company expects that production from both the Kittila mine project and the Lapa mine project will commence in 2008.

              On May 12, 2006, the Company announced that it will initiate construction of additional infrastructure at the LaRonde Mine to access the ore beneath the lowest levels of the Penna Shaft (the "LaRonde II" project). LaRonde II has probable mineral reserves of approximately 3.6 million ounces of gold contained in 18.8 million tonnes of ore grading 6.0 grams of gold per tonne. The Company anticipates that production from LaRonde II will commence in 2011.

              In the first quarter of 2006, the Company produced 64,235 ounces of gold. Total cash costs were minus $241 per ounce compared to $67 per ounce in the first quarter of 2005, a result of increased prices realized by the Company on the sale of byproduct metals.

              In March 2006, the Company acquired the Pinos Altos project in northern Mexico. The Pinos Altos project is an advanced stage exploration project that contains indicated mineral resources of 12.5 million tonnes of ore with a grade of 3.94 grams of gold per tonne and 102.25 grams of silver per tonne. The Company anticipates completing a feasibility study on the Pinos Altos project by the end of the second quarter of 2007.

THE OFFERING

Issue	Common Shares ( Common Shares if the Underwriters' overallotment option is exercised in full)
Price	$ per Common Share (C$ per Common Share)
Common shares outstanding after the offering	(1)
Use of proceeds
The net proceeds of this offering will be approximately $237.6 million (C$ million based on the Noon Buying Rate on June , 2006), determined after deducting the underwriting commission and the estimated expenses of this offering payable by the Company and assuming no exercise of the Underwriters' overallotment option. The net proceeds of this offering will be used to fund the completion of construction of the Lapa mine project, construction of the Kittila mine project, the exploration and development of the Company's other projects and for general corporate purposes, including possible acquisitions. Pending such application, the net proceeds of the offering will be temporarily added to cash and cash equivalents and short-term investments.
NYSE and TSX symbol	AEM

Note

(1)
This figure does not include 3,207,615 common shares of the Company issuable at May 31, 2006 under stock options for directors, officers and employees of the Company, 6,900,000 common shares of the Company issuable on the exercise of the Company's warrants to purchase one common share of the Company for a price of $19.00 at any time prior to November 15, 2007 and any common shares issuable pursuant to the exercise of the Underwriters' overallotment option.

SUMMARY OPERATING AND RESERVE DATA

              The following table sets forth summary operating and gold mineral reserve data for the Company for the periods indicated.

	Three months ended March 31,				Year ended December 31,
	2006		2005		2005		2004		2003
Operating Data
Production
Gold production — ounces		64,235		55,310		241,807		271,567		236,653
Silver production — ounces (in thousands)		1,227		1,097		4,831		5,699		3,953
Zinc production — tonnes		18,462		18,661		76,545		75,879		45,513
Copper production — tonnes		2,053		1,810		7,378		10,349		9,131
Total cash costs
Total cash costs per ounce(1)		$(241)		$67		$43		$56		$269

Minesite costs
Minesite costs per tonne milled(1)	C	$57	C	$52	C	$55	C	$53	C	$58

Realized prices per unit of production
Gold — per ounce		$611		$430		$449		$418		$368
Silver — per ounce		$10.83		$6.85		$8.01		$6.84		$5.07
Zinc — per tonne		$2,640		$1,323		$1,513		$1,036		$838
Copper — per tonne		$5,812		$3,241		$4,376		$2,954		$1,807
Gold reserves (at year-end)(2)
Proven and probable reserves(2) — tonnes (in thousands)						75,961		61,168		63,281
Total contained gold ounces (in thousands)						10,442		7,903		7,864

Notes:

(1)
Total cash costs per ounce and minesite costs per tonne milled are not recognized measures under United States generally accepted accounting principles ("US GAAP"). For a reconciliation of these measures to the most comparable financial measures calculated and presented in accordance with US GAAP, see "Note to Investors Concerning Certain Measures of Performance" in this prospectus supplement.

(2)
For further detail regarding the estimates and assumptions used in calculating the Company's mineral reserve estimates, see "Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources" in this prospectus supplement and "Item 4. Information on the Company — Property, Plant and Equipment — Mineral Reserves and Mineral Resources" in the Form 20-F.

USE OF PROCEEDS

              The net proceeds to the Company of this offering will be approximately $237.6 million (C$             million based on the Noon Buying Rate on June             , 2006), determined after deducting the underwriting commission and the estimated expenses of the offering payable by the Company and assuming no exercise of the Underwriters' overallotment option. The net proceeds of this offering will be used to fund the completion of construction of the Lapa mine project, construction of the Kittila mine project, and the exploration and of development of the Company's other projects and for general corporate purposes, including possible acquisitions. Pending such application, the net proceeds of the offering will be temporarily added to cash and cash equivalents and short-term investments.

CAPITALIZATION

              The following table sets forth the consolidated cash and cash equivalents, restricted cash and short-term investments and capitalization of the Company as at March 31, 2006 both actual and as adjusted to reflect the issuance of the Common Shares (based on the offering price of $            per Common Share after deducting the underwriting commission and the estimated expenses of the offering and assuming no exercise of the overallotment option). This table should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2005 (the "Annual Financial Statements"), the related management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2005 (the "Annual MD&A"), the unaudited consolidated financial statements of the Company as at and for the three months ended March 31, 2006 (the "First Quarter Financial Statements") and related management's discussion and analysis of operations of the Company for the three months ended March 31, 2006 (the "First Quarter MD&A"), each incorporated by reference into this prospectus supplement.

	March 31, 2006
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents, restricted cash and short-term investments(1)(2)	$154,909	$392,459

Long-term debt:
Bank credit facility(3)	$—	$—
Total long-term debt	—	—
Shareholders' equity:
Common shares: authorized — unlimited; issued and outstanding — actual — 111,424,876; as adjusted — (2)(4)	973,116	1,210,666
Contributed surplus	7,181	7,181
Stock options	4,243	4,243
Warrants	15,732	15,732
Deficit	(107,344)	(107,344)
Accumulated other comprehensive loss	(7,190)	(7,190)

Total shareholders' equity(2)	885,738	1,123,288

Total capitalization(2)	$885,738	$1,123,288

Notes:

(1)
The net proceeds from the sale of the Common Shares will be used to fund the completion of construction of the Lapa mine project, construction of the Kittila mine project, the exploration and development of the Company's other projects and for general corporate purposes, including possible acquisitions. Pending such application, the net proceeds of the offering will be temporarily added to cash and cash equivalents and short-term investments. See "Use of Proceeds". As at March 31, 2006, restricted cash was $28.8 million. Restricted cash reflects proceeds from issuances by the Company of flow-through common shares. Under the agreements governing the issuance of these shares, the Company agreed to use these funds solely for Canadian exploration activities during 2006 and 2007.

(2)
If the Underwriters' overallotment option is exercised in full, the "as adjusted" amount for cash and cash equivalents, restricted cash and short-term investments would be $428,272, for common shares would be $1,246,479, for total shareholders' equity would be $1,159,101 and for total capitalization would be $1,159,101 (in each case, in thousands).

(3)
In December 2005, the Company entered into an amended and restated $150 million credit facility with a group of financial institutions. See Note 4(b) to the Annual Financial Statements. As at June 2, 2006, the Company had no amounts of principal or interest owing under such credit facility; however, as at March 31, 2006, the Company's available amount under the credit facility was $139 million, as a result of certain letters of credit issued by the Company.

(4)
Does not include 3,375,515 common shares of the Company issuable at March 31, 2006 under stock options for directors, officers and employees of the Company and 6,900,000 common shares of the Company issuable on the exercise of the Company's warrants to purchase one common share of the Company for a price of $19.00 at any time prior to November 15, 2007. The Company's shareholders rights plan was not reconfirmed at the Company's annual and special meeting of shareholders on Friday, May 6, 2005. Accordingly all rights issued pursuant to such plan ceased to be of any force or effect at the close of such meeting.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

              The following table sets forth the range of high and low closing prices for the Company's common shares on the NYSE and the TSX for the periods indicated.

	NYSE			TSX
	($)			(C$)
			Average Daily Volume			Average Daily Volume
	High	Low		High	Low
2004
First Quarter	15.07	11.96	1,028,974	19.76	15.50	490,874
Second Quarter	15.07	11.47	679,561	19.80	15.86	271,694
Third Quarter	14.68	12.47	482,805	19.30	16.45	257,437
Fourth Quarter	16.73	13.16	730,069	19.95	16.40	401,533
2005
First Quarter	15.76	11.97	678,275	18.97	14.95	340,193
Second Quarter	14.67	10.80	686,026	18.12	13.63	293,041
Third Quarter	15.35	12.03	682,551	18.10	14.81	357,060
Fourth Quarter	19.86	12.82	1,050,529	23.13	15.11	479,998
2006
January	25.70	19.94	1,642,480	29.39	23.31	790,912
February	27.04	22.52	1,662,584	30.95	26.03	741,447
March	30.51	23.20	1,831,413	35.63	27.10	1,082,927
April	36.86	30.54	1,713,479	41.18	35.30	732,488
May	41.70	30.32	2,387,100	45.65	34.07	1,348,386
June (through June 2)	34.94	31.88	1,997,700	38.38	35.34	754,243

DIVIDEND POLICY

              The Company's policy is to pay annual dividends on its common shares and it has done so for 26 consecutive years. In 2005, the dividend was $0.03 per share, unchanged from 2004 and 2003. Although the Company expects to continue paying an annual cash dividend, future dividends will be at the discretion of the Company's Board of Directors and will be subject to such factors as the Company's earnings, financial condition and capital requirements. The Company's bank credit facility contains covenants which restrict the Company's ability to pay or declare dividends.

RISK FACTORS

              An investment in the Common Shares involves certain risks. Before making an investment decision, prospective purchasers should carefully consider all of the information in this prospectus supplement and the Prospectus to which it relates and in the documents incorporated by reference herein and in the Prospectus and, in particular, should evaluate the following risk factors. However, the risks described below are not the only ones facing the Company. Additional risks not currently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

The Company is dependent upon its mining and milling operations at LaRonde and any adverse condition affecting those operations may have a material adverse effect on the Company's financial performance and results of operations

              The Company's mining and milling operations at the LaRonde Mine account for all of the Company's gold production and will continue to account for all of its gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling at the LaRonde Mine could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, the Company's ongoing development of the LaRonde Mine involves the exploration and extraction of ore from new areas and may present new or different challenges for the Company. Based on current infrastructure, the LaRonde Mine has an estimated mine life of approximately seven years, however, gold production at the LaRonde Mine is expected to begin to decline commencing in 2008. Unless the Company can successfully bring into production the Goldex mine project, the Lapa mine project or the Kittila mine project or otherwise acquire gold producing assets by 2008, the Company's results of operations will be adversely affected. There can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices

              The Company's earnings are directly related to commodity prices as its revenues are derived from precious metals (gold and silver), zinc and copper. The Company's policy and practice is not to sell forward its future gold production, however, under the Company's Price Risk Management Policy, approved by its Board of Directors, the Company may review this practice on a project by project basis. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions, and production costs in major gold producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs of production at that time and remains so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. Also, the Company's decisions to proceed with its current mine development projects have been based on a market price of gold of $450 per ounce. If the market price of gold falls below this level, the mine development projects may be rendered uneconomic and development of the mine projects may be suspended or delayed. The prices received for the Company's byproducts (zinc, silver and copper) affect the Company's ability to meet its targets for total cash cost per ounce of gold produced. Byproduct prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices, however, these measures may not be successful.

              The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.

	2006	2005	2004	2003	2002	2001
	(to March 31)
High price ($ per ounce)	584	537	454	417	350	293
Low price ($ per ounce)	525	411	375	323	278	256
Average price received ($ per ounce)	611	449	418	368	312	273

              On June 2, 2006, the London P.M. Fix was $632.25 per ounce of gold.

              Based on 2006 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from 2005 market average prices are as follows:

Income per share
Gold	$0.06
Zinc	$0.04
Silver	$0.02
Copper	$0.02

              Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

If the Company experiences mining accidents or adverse environmental conditions, the Company's mining operations may yield less gold under actual production conditions than indicated by its estimated gold production

              The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, fires or flooding. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

              A rock fall that occurred in two production stopes during the first quarter of 2003 led to an initial 20% reduction in the Company's 2003 gold production estimate from 375,000 ounces to 300,000 ounces. Production drilling challenges and lower than planned recoveries in the mill in the third quarter of 2003 led to a further reduction in the production estimate by 21%. Final gold production in 2003 was 236,653 ounces. In 2004, higher than expected dilution in lower levels of the mine led to actual gold production for the year of 271,567 ounces, below the initial production estimate of 308,000 ounces. In the first quarter of 2005, increased stress levels in the sill pillar area below Level 194 required three production sublevels to be closed for rehabilitation for a period of six weeks. Production from these sublevels was delayed and replaced by ore extracted from the upper levels of the mine that have relatively lower gold content. The lower gold content of this ore, together with higher than budgeted dilution resulted in actual gold production in 2005 being 241,807 ounces, approximately 38,000 ounces less than the Company's original forecast of 2005 production of 280,000 ounces.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development

              The exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, the recently acquired Kittila mine project in Finland and Pinos Altos project in Mexico and the construction of mining facilities and commencement of mining operations at the Goldex mine project, the Kittila mine project and the Lapa mine project will require substantial capital expenditures. In addition, the Company will have further capital requirements to the extent it decides to expand its present operations and exploration activities or construct new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Also, the Company may incur major unanticipated expenses related to exploration, development or mine construction or maintenance on its properties. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties. Historically, the Company has financed its expenditures through a combination of offerings of equity and debt securities, bank borrowing and cash flow generated from operations at the LaRonde Mine, and the Company expects to use such sources of funds to finance its anticipated expenditures. However, additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's mine construction projects are subject to risks associated with new mine development, which may result in delays in the start up of mining operations, delays in existing operations and unanticipated costs

              The Company recently announced that it proposes to develop new mining operations at the LaRonde Mine (the LaRonde II project) and the Lapa mine project in Quebec, and the Kittila mine project in northern Finland. The Company also commenced construction of the Goldex mine project in Quebec in 2005.

              The Company believes that the LaRonde II project will be one of the deepest operations in the Western Hemisphere with an expected depth ranging from 2,450 to 3,110 meters. These operations will rely on a series of new systems for the hauling of ore and materials to the surface, including a winze (or vertical shaft) and series of ramps linking mining deposits to the Penna Shaft servicing the LaRonde mine. The depth of the operations could pose significant challenges to the Company such as geomechanical risks and managing ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

              The development of the LaRonde II project and the Goldex, Lapa and Kittila mine projects require the construction of significant new underground mining operations. The construction of these underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits, and engineering and mine design adjustments. These risks may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at LaRonde II will take place concurrently with the mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

The exploration of mineral properties is highly speculative, involves substantial expenditures, and is frequently unproductive

              The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its reserves, through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced, and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

The Company's cash costs of gold production depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company's activities may become unprofitable

              The Company's total cash costs to produce an ounce of gold are dependent on a number of factors, including, primarily, the prices and production levels of byproduct silver, zinc and copper, the revenue from which is offset against the cost of gold production, the Canadian dollar/U.S. dollar exchange rate, smelting and refining charges and production royalties, which are affected by all these factors and the gold price. All these factors are beyond the Company's control. If the Company's total cash costs of producing an ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

              Total cash cost per ounce is not a recognized measure under US GAAP, and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance and useful in allowing year over year comparisons. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. See "Note to Investors Concerning Certain Measures of Performance" for reconciliation of total cash costs per ounce and minesite costs per tonne to their closest US GAAP measure.

The Company may experience problems in executing acquisitions or managing and integrating any completed acquisitions with its existing operations

              The Company regularly evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to increased risk of leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its recently amended bank credit facility to raise additional debt financing provided that it complies with certain covenants including that no default under the credit facility has occurred and is continuing, the terms of such indebtedness are no more onerous to the Company than those under the credit facility and the incurrence of such indebtedness would not result in a material adverse change in respect of the Company, the LaRonde Mine or the Goldex mine project. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

The Company may experience operational difficulties at its recently acquired projects in Finland and Mexico

              The Company's operations have recently been expanded to include a mine construction project in Finland and an advanced exploration project in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the

Company's current operational base in Canada. These risks and uncertainties vary from country to country and include, but are not limited to: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, the Company will have to comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health and safety requirements.

              Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

              In addition, the Company has no significant operating experience in Finland, Mexico or internationally. Finland and Mexico operate under significantly different laws and regulations and there exist cultural and language differences between these countries and Canada. Also, the Company will face challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing operations in multiple locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of its operations in Quebec. There can be no assurance that difficulties associated with the Company's expanded foreign operations can be successfully managed.

Mineral reserve and mineral resource estimates are only estimates and the Company cannot assure that such estimates will be accurate

              The figures for mineral reserves and mineral resources presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Such figures have been determined based on assumed gold prices and operating costs. The Company has estimated proven and probable mineral reserves based on a $405 per ounce gold price, which is the three-year average daily price. Gold prices have generally been above $405 per ounce since the beginning of 2004, however for the five years prior to that the market price of gold was generally below $405 per ounce. Based on the metals price and exchange rate assumptions used in the Company's 2006 production estimates, a 10% decrease in the assumed gold price of $405 per ounce would result in an approximately 5% decrease on average in proven and probable gold reserves. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

              Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. See "Note to Investors Regarding Estimates of Mineral Reserves and Mineral Resources".

If the Company fails to comply with restrictive covenants in its bank credit agreement, the Company's loan availability could be limited and the Company may be in default under other debt agreements, which could harm the Company's business

              The Company's $150 million revolving bank credit facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets, or make expenditures relating to property secured under the credit agreement at that time that are inconsistent with the mine plan and operating budget delivered pursuant to the credit facility. Further, the bank credit facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility. While there are currently no amounts of principal or interest owing under the bank credit facility, if an event of default under the bank credit facility occurs, the Company would be unable to draw down on the facility, or if amounts were drawn down at the time of the default, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and payable and to enforce their security interest over substantially all property relating to the LaRonde Mine, the El Coco property and the Goldex mine project. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The mining industry is highly competitive and the Company cannot assure that it will be successful in competing for new mining properties

              Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Company contemplates conducting exploration activities. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Due to the nature of the Company's mining operations, the Company faces a material risk of liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company

              The business of gold mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In such case, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

              In the first quarter of 2004, two accidents claimed the lives of an employee and a contract miner. Quebec's Commission de la santé et de la sécurité du travail completed an investigation into these accidents, and the Company paid fines totalling C$27,500 in respect of these accidents. In January 2005, an accident claimed the life of an employee. The Commission de la santé et de la sécurité du travail has ruled that the accident was due to human error.

Title problems with surface rights on mineral properties at the Pinos Altos project could have a negative impact on the Company's future operations

              The assets comprising the recently acquired Pinos Altos project in Mexico include an assignment by Industrias Peñoles S.A. de C.V. of rights under its contract with Minerales El Madroño S.A. de C.V. ("Madroño") to use an unspecified 400 hectares of land for mining installations for a period of 20 years after formal mining operations have been initiated. Madroño's title to some portions of the lands on which the 400 hectares are to be identified is being contested by neighbouring ejidos, agrarian cooperative communities recognized under Mexican law. Since 1997, three ejidos have initiated court actions to have certain surface rights assigned to them. If the ejidos are ultimately successful in having the surface rights relating to these concessions assigned to them by the courts, the Company may have to negotiate with these ejidos instead of their current alleged owners and it is likely that payments will be required to be made to ejidos to acquire access to the lands. There can be no assurance that the Company will be able to successfully negotiate agreements for surface access to these lands on terms favourable to the Company or at all. Any such problems with title to the surface rights relating to the Pinos Altos project may prevent or delay production at the Pinos Altos project, which may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's operations are subject to numerous laws and extensive government regulations, which could cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operation

              The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies, or more stringent implementation or interpretation thereof, could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

              In January 2003, the Company received a notice of infraction from the Quebec Ministry of the Environment (the "Ministry") in connection with a controlled discharge of water of excess toxicity, which was carried out over a three month period in the summer of 2002. The purpose of the discharge was to establish favourable construction conditions for the increase of tailings pond capacity in the autumn of 2002. No fine was payable in respect of the notice of infraction, however, the notice required production of a report detailing the causes of algae proliferation at the LaRonde Mine, which was delivered in 2003. In March 2005, the Company received a further notice of infraction in connection with a controlled discharge made under a federal transitional discharge permit during the third and fourth quarters of 2004. In September 2005, the Company received a notice of infraction relating to excess daphnia toxicity and exceeding the permitted average monthly concentration of suspended solids in the polishing pond. The Ministry has indicated that no fines or other sanctions will be imposed on the Company in connection with these notices of infraction.

              Under mine closure plans submitted to, and accepted by, the Ministry of Natural Resources in Quebec (the "MNR"), the estimated reclamation costs at the LaRonde Mine and the Bousquet property are approximately $18 million and $3 million, respectively. Every five years mine closure plans must be amended to reflect any changes in circumstances surrounding a property and resubmitted to the MNR. These amended reclamation plans are subject to approval by the MNR, and there can be no assurance that the MNR will not impose additional reclamation obligations with attendant higher costs. In addition, the MNR may require that the Company provide financial assurances to support such plans. At December 31, 2005, the Company had an asset retirement obligation of $12.6 million, with $6.4 million allocated for the LaRonde Mine and $6.2 million allocated for Bousquet.

              Prior to January 1, 2003, reclamation costs were accrued on an undiscounted unit-of-production basis, using proven and probable reserves as the base. On this basis, the Company recorded its annual reclamation provision for the LaRonde Mine at approximately $5 per ounce of gold produced. Effective January 1, 2003, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 143 relating to asset retirement obligations, which applies to long-lived assets such as mines. This standard requires companies to recognize the present value of reclamation costs as a liability in the period in which the legal obligation is incurred. The application of the new provisions resulted in the Company recording a one-time, net of tax, non-cash charge of $1.7 million on January 1, 2003 reflecting the cumulative effect of adopting this standard.

Changes in factors beyond the Company's control such as the price of gold, commodity prices and gold production affect the Company's profitability and have caused the Company to experience losses

              Although the Company reported net income for the years ended December 31, 2004 and 2005 and for the three months ended March 31, 2006, it incurred net losses in 2003 and in each of the five years prior to 2002. The Company's financial performance and profitability is affected by the spot price of gold, the spot prices for its byproduct metals, the exchange rate between the Canadian dollar and the U.S. dollar, the Company's production volumes and the Company's production costs. For a discussion of the factors contributing to the financial performance of the Company, see "Item 5. Operating and Financial Review and Prospects" in the Form 20-F. The Company's profitability depends on the price of gold, gold production, total cash costs, the prices and production levels of byproduct zinc, silver and copper and other factors discussed in this section of the prospectus supplement. Substantially all of these factors are beyond the Company's control, and there can be no assurance that the Company will sustain profitability in the future.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may adversely affect the Company's results of operations

              The Company's operating results and cash flow are significantly affected by changes in the Canadian dollar/U.S. dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in U.S. dollars but most of its operating and capital costs are in Canadian dollars. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2001 to March 31, 2006, the Noon Buying Rate fluctuated from a high of C$1.6128 per $1.00 to a low of C$1.1320 per $1.00. Historical fluctuations in the Canadian dollar/U.S. dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2006 after-tax operating results, a 10% change in the average annual Canadian dollar/U.S. dollar exchange rate would affect net income by approximately $0.09 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. In addition, a significant portion of the Company's expenditures at the Kittila project and the Pinos Altos project will be denominated in Euros and Mexican Pesos, respectively. Each of these currencies has varied significantly against the U.S. dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

The use of derivative instruments for the Company's byproduct metal production may prevent gains from being realized from subsequent byproduct metal price increases

              While the Company's general policy is not to sell forward its future gold production, the Company has used, and may in the future use, various byproduct metal derivative strategies, such as selling future contracts or purchasing put options. The Company continually evaluates the potential short and long-term benefits of engaging in such derivative strategies based upon current market conditions. No assurance can be given, however, that the use of byproduct metal derivative strategies will continue to benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough byproduct metals to satisfy its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its profits could be adversely affected.

              For the year ended December 31, 2005, the Company reported a $15.4 million derivative loss on its income statement relating to derivatives on its byproduct production. This amount reflects both realized losses ($7.1 million) and unrealized losses ($8.3 million), as none of the contracts establishing the derivatives positions qualify for hedge accounting treatment under US GAAP. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Loss on Derivative Financial Instruments" in the Form 20-F. In the first quarter of 2006, the Company recorded an unrealized, mark-to-market loss of $6.7 million on byproduct metals derivative contracts entered into in the first quarter of 2005.

If, as of the end of the Company's 2006 fiscal year, the Company is unable to assert that its internal control over financial reporting is effective, or if the Company's auditors are unable to confirm the Company's assessment, investors could lose confidence in the Company's reported financial information, and the trading price of the Company's common shares and the Company's business could be adversely affected

              The Company is in the process of documenting, and plans to test during the current fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act. Commencing with December 31, 2006, the end of the Company's 2006 fiscal year, the Sarbanes-Oxley Act requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting and an attestation report by the Company's independent auditors addressing this assessment. The Company cannot be certain at this time that it will be able to comply with all of its reporting obligations and successfully complete the procedures, certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner. During the course of the Company's testing it may identify deficiencies that it may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Effective internal control over financial reporting is important to help produce reliable financial reports and to prevent financial fraud. If the Company is unable to assert that its internal control over financial reporting is effective as of the end of its 2006 fiscal year, or if its independent auditors are unable to attest that the Company's management's report is fairly stated or they are unable to express an opinion on management's evaluation or on the effectiveness of the Company's internal controls, the Company could be subject to regulatory scrutiny and loss of investor confidence in the accuracy and completeness of its financial reports, investors could lose confidence in its reported financial information, and the trading price of the Company's common shares and its business could be adversely affected.

              In addition, if the Company fails to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. The Company's failure to satisfy the requirements of Section 404 of the Sarbanes Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

              No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

The trading price for the Company's common shares is volatile

              The trading price of the Company's common shares has been and may continue to be subject to large fluctuations and may increase or decrease in response to a number of events and factors, including:

  •
  changes in the market price of the commodities the Company sells;

  •
  current events affecting the economic situation in Canada and the United States;

  •
  trends in the mining industry and the markets in which the Company operates;

  •
  changes in financial estimates and recommendations by securities analysts;

  •
  acquisitions and financings;

  •
  quarterly variations in operating results;

  •
  the operating and share price performance of other companies that investors may deem comparable;

  •
  the issuance of additional equity securities by the Company or the perception that such an issuance may occur; and

  •
  purchases or sales of blocks of the Company's common shares.

              Part of this volatility, however, is attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the outstanding common shares regardless of the Company's operating performance.

FORWARD LOOKING STATEMENTS

              The information contained in this prospectus supplement has been prepared as of the date of this prospectus supplement, and unless otherwise specified, the information contained in the documents incorporated by reference herein has been prepared as of the respective dates of such documents. Certain statements contained in this prospectus supplement and in certain documents incorporated by reference in this prospectus supplement constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the provisions of Canadian provincial securities laws. When used in such documents, the words "anticipate", "believe", "could", "expect", "estimate", "forecast", "may", "outlook", "planned", "should", "will" and similar expressions are intended to identify forward looking statements.

              Forward looking statements in this prospectus supplement and the documents incorporated by reference herein include, but are not limited to: the Company's outlook for 2006; statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated trends for prices of gold and byproducts mined by the Company; estimates of future mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such development and production or decisions with respect to such development and production; estimates of reserves and resources, and statements regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company's minesites, including the newly acquired Kittila (Suurikuusikko) and Pinos Altos projects; the anticipated timing of the Company obtaining advance possession of the Riddarhyttan shares that it does not own and the completion of the compulsory acquisition of such shares;

estimates of future costs and other liabilities for environmental remediation; and other anticipated trends with respect to the Company's capital resources and results of operations. Such statements reflect the Company's views as of the date this prospectus supplement, or the date the document incorporated by reference, was prepared and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; risks related to title issues at the Pinos Altos project; governmental and environmental regulation; risks associated with the Company's byproduct metal derivative strategies; and risks associated with internal control over financial reporting. For a more detailed discussion of such risks and material factors or assumptions underlying these forward looking statements, see "Risk Factors" in this prospectus supplement, the Form 20-F, as well as the Company's other filings with the Canadian Securities Administrators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward looking statements except as required by law.

              Certain of the statements and information, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs and location of surface infrastructure, and actual results and final decisions may be materially different from those currently anticipated.

SELECTED CONSOLIDATED FINANCIAL DATA

              The following table sets forth selected consolidated financial data for the Company for each of the years in the three-year period ended December 31, 2005 and for the three month periods ended March 31, 2006 and 2005. The selected consolidated financial data for each of the years in the three-year period ended December 31, 2005 are derived from the Annual Financial Statements of the Company. The selected consolidated financial data for each of the three month periods ended March 31, 2006 and 2005 are derived from the First Quarter Financial Statements for such periods which, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial results for such periods. Interim results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. The following table should be read in conjunction with the Annual Financial Statements, the Annual MD&A, the First Quarter Financial Statements and the First Quarter MD&A, each incorporated by reference in this prospectus supplement.

	Three months ended March 31,		Year ended December 31,
	2006	2005	2005	2004	2003
	(in thousands, other than share and per share information)
Income Statement Data
Revenues from mining operations	$90,581	$61,766	$241,338	$188,049	$126,820
Interest and sundry income	1,480	1,229	4,996	655	2,775
Gain on sale of available for sale securities	21,574	—	—	—	—

	113,635	62,995	246,334	188,704	129,595
Production costs	33,187	30,973	127,365	98,168	104,990
Loss on derivative financial instruments(1)	7,431	4,020	15,396	—	—
Exploration and corporate development	5,517	2,763	16,581	3,584	5,975
Equity loss in junior exploration companies	84	1,134	2,899	2,224	1,626
Amortization	5,997	7,211	26,062	21,763	17,504
General and administrative	5,544	3,749	11,727	6,864	7,121
Provincial capital tax	553	599	1,352	423	1,240
Interest(2)	1,357	2,552	7,813	8,205	9,180
Foreign exchange (gain) loss	1,868	(384)	1,860	1,440	72

Income (loss) before income and mining taxes (recoveries)	52,097	10,378	35,279	46,033	(18,113)
Federal capital tax	204	248	1,062	1,049	1,090
Income and mining taxes (recoveries)	14,703	(319)	(2,777)	(2,895)	(1,448)

Income before cumulative catch-up adjustment	$37,190	$10,449	36,994	47,879	(17,755)
Cumulative catch-up adjustment related to asset retirement obligations(3)	—	—	—	—	(1,743)

Net income (loss)	$37,190	$10,449	$36,994	$47,879	$(19,498)

Net income (loss) before cumulative catch-up adjustment per share — basic	0.35	0.12	0.42	0.56	(0.21)
Net income (loss) per share — basic	0.35	0.12	0.42	0.56	(0.23)
Net income (loss) per share — diluted	0.34	0.12	0.42	0.56	(0.23)
Weighted average number of shares outstanding — basic	106,127,473	86,131,300	89,029,754	85,157,476	83,889,115
Weighted average number of shares outstanding — diluted	108,597,879	86,544,638	89,512,799	85,572,031	83,889,115
Total common shares outstanding	111,424,876	86,192,939	97,836,954	86,072,779	84,469,804
Dividends declared per common share	—	—	0.03	0.03	0.03
Balance Sheet Data (at end of period)
Property, plant and mine development	$743,083	$436,402	$661,196	$427,037	$399,719
Total assets	1,066,184	730,464	976,069	718,164	637,101
Long term debt(2)	—	141,083	131,056	141,495	143,750
Reclamation provision and other liabilities(3)	16,369	14,979	16,220	14,815	15,377
Shareholders' equity(2)(4)	885,738	482,885	655,067	470,226	400,723

(footnotes continued on following page)

Notes:

(1)
In January 2005, the Company purchased silver put options with a strike price of $7.00 per ounce and also sold copper call options with a strike price of $3,310 per tonne. The Company sold forward zinc production at a weighted average price of $1,263 per tonne and entered into a zero-cost collar to set a minimum zinc price of $1,215. Although it sets a minimum price, the zero-cost collar also limits participation to zinc prices above $1,480. In December 2005, the entire 2006 zinc collar position was collapsed at a cost of $3.5 million. These contracts do not qualify for hedge accounting under FASB Statement No. 133.

(2)
On February 15, 2002, the Company issued $143.8 million aggregate principal amount of 4.50% convertible subordinated debentures due February 15, 2012 (the "Convertible Debentures") for net proceeds of $138.5 million after deducting underwriting commissions of $4.3 million. Other costs of issuing the debentures totalled $1.0 million. In the third and fourth quarter of 2005 holders representing $10.9 million aggregate principal amount converted debentures into 775,359 common shares. Between January 1, 2006 and February 15, 2006, holders representing $131.8 million aggregate principal amount converted their debentures into 9,413,189 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 common shares.

For the year ended December 31, 2005, interest expense was $7.8 million (2004 — $8.2 million; 2003 — $9.2 million) and cash interest payments were $8.3 million (2004 — $7.0 million; 2003 — $7.8 million). For the three months ended March 31, 2006, interest expense was $1.4 million (2005 — $2.6 million) and cash interest payments were $4.7 million (2005 — $3.8 million).

(3)
Effective January 1, 2003, the Company adopted the provisions of FASB Statement No. 143 ("FAS 143") related to asset retirement obligations. FAS 143 applies to legal obligations resulting from the construction, development and operation of long-lived assets, such as mining assets. This standard requires companies to recognize the present value of reclamation costs as a liability in the period the legal obligation is incurred. The Company estimated the final reclamation provision taking into account current circumstances such as projected mine life at the end of 2003 and current throughput. Subsequent revisions to the final reclamation estimate could result from legislative changes or changes in the underlying assumptions such as life-of-mine. The accounting change was accounted for as a cumulative catch-up adjustment and resulted in a loss of $1.8 million or $0.02 per share in 2003.

(4)
In the second quarter of 2004, the Company acquired a 13.8% ownership interest in Riddarhyttan. Through the subscription for shares in Riddarhyttan's rights issue in December 2004, the Company increased its ownership level to approximately 14%. On November 14, 2005, the Company completed a tender offer for all the shares of Riddarhyttan. As of December 31, 2005, the Company owned an aggregate of 102,880,951 shares, or approximately 97.3% of the outstanding shares and voting rights of Riddarhyttan. The Company is completing the acquisition of the remaining 2.7% of the Riddarhyttan shares that it does not already own under compulsory acquisition procedures under Swedish law and anticipates that advance possession of these shares will be obtained in the second half of 2006. Advance possession means that the Company will be entitled to be registered as owner of these shares and thereby entitled to exercise all rights relating to these shares that vest in a shareholder. The purchase price, before transactions costs, amounted to $120.8 million which was paid through the issuance of 10,023,882 shares of the Company. The results of operations of Riddarhyttan are included in the consolidated statements of income (loss) from the date of the share issuances set out in Note 10 to the Annual Financial Statements.

In 2005, the Company issued 500,000 common shares (2004 — 1,000,000; 2003 — 255,768) under a flow-through share private placement for proceeds of $8.3 million (2004 — $17.5 million; 2003 — $3.6 million) net of share issue costs. See Note 6(b) to the Annual Financial Statements. During the first quarter of 2006, the Company closed two private placements from treasury for a total of 1,226,000 flow-through shares and total proceeds of $35 million.

THE COMPANY

Overview

              The Company is an established Canadian gold producer with mining operations in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. The Company's operating history includes over three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced over 4.0 million ounces of gold. In 2005, the Company produced 241,807 ounces of gold at a total cash cost of $43 per ounce net of revenues received from the sale of silver, zinc and copper byproducts. In the first quarter of 2006, the Company produced 64,235 ounces of gold. Total cash costs were minus $241 per ounce compared to $67 per ounce in the first quarter of 2005, a result of increased prices realized on the sale of byproduct metals. The Company believes it is currently one of the lowest total cash cost producers in the North American gold mining industry. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

              The Company's strategy is to focus on the continuing exploration and development at the LaRonde Mine (including the LaRonde II project), the Goldex mine project and the Lapa mine project in Quebec and the Kittila mine project (the Suurikuusikko deposit) in northern Finland, with a view to increasing annual gold production and gold mineral reserves. In addition, the Company will continue exploration and development at the Pinos Altos project in northern Mexico. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses in the Americas or Europe.

              The Company operates through three regional units: the Canadian Region, the European Region and the Mexican Region. The Canadian region includes the LaRonde Mine (including the LaRonde II project) and the Goldex and Lapa mine projects. The Company's operations in the European Region are conducted through its recently acquired subsidiary, Riddarhyttan Resources AB ("Riddarhyttan") which indirectly owns the Kittila mine project in Finland. The Company's operations in the Mexican Region are conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos project. In addition, the Company has an international exploration office in Reno, Nevada.

              The LaRonde Mine currently accounts for all of the Company's gold production. In July 2005, the Company initiated construction at the Goldex mine project, where initial production is expected to commence in 2008. On June 5, 2006, the Company announced that it will initiate construction of the Kittila mine project and complete construction of the Lapa mine project, which are both expected to commence production in 2008. On May 12, 2006, the Company announced that it will initiate construction of additional infrastructure to access the LaRonde II project at the LaRonde Mine. The Company expects production from the LaRonde II project to commence in 2011. In addition, the Company's recently acquired Pinos Altos project in northern Mexico is an advanced stage exploration project in a mining supportive jurisdiction. The Company continuously evaluates opportunities to make strategic acquisitions.

              Set out below are the Company's proven and probable mineral reserves as at June 5, 2006 as calculated under NI 43-101. For information regarding the calculation of the Company's mineral reserves and mineral resources, see "Item 4. Information on the Company — Property, Plant and Equipment —

Mineral Reserve and Mineral Resource" in the Company's Form 20-F and "Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources" in this prospectus supplement.

Property	Tonnes	Grade (g/t)	Contained Gold (oz)
Bousquet	18,256	1.30	763
Goldex	17,933	1.88	1,084
LaRonde	6,767,626	2.92	634,935

Total Proven Reserves	6,803,815		636,782

Goldex	21,374,949	2.39	1,640,294
Lapa	3,444,722	10.17	1,126,570
LaRonde	10,779,845	2.86	990,890
LaRonde II	18,779,693	6.03	3,638,220
Kittila (Suurikuusikko deposit)	14,226,798	5.16	2,360,150

Total Probable Reserves	68,606,007		9,756,124

Total Proven and Probable Reserves	75,409,822		10,392,906

Key Operating Strengths

              The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

              Operations in Mining-Friendly Regions.    The Company and its predecessors have over three decades of continuous gold production, experience and expertise in metals mining. The Company's operations and exploration and development projects are located in areas that are supportive of the mining industry. The Company's current mine and three of its construction projects are located in Quebec, one of North America's principal gold-producing regions. The Company's Kittila mine project (the Suurikuusikko deposit), in northern Finland, and its advanced exploration project at Pinos Altos, in northern Mexico, are located in regions which the Company believes are also supportive of the mining industry.

              Low-Cost, Efficient Producer.    The Company believes that it is one of the lowest total cash cost producers in the North American gold mining industry with total cash costs per ounce of gold produced at $43 for 2005. The Company has achieved significant improvements in this measure through the strength of its byproduct revenue, the economies of scale afforded by its large single shaft mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low cost producer status. In the first quarter of 2006, as a result of increased prices realized on the sale of byproduct metals, the Company's total cash costs per ounce of gold produced were minus $241, and for 2006, the Company expects total cash cost per ounce of gold produced to be significantly below nil.

              Strong Operating Base.    The Company's existing operations at the LaRonde Mine provide a strong economic base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and for the development of the recently acquired projects in Finland and northern Mexico. The experience gained through building and operating the LaRonde Mine is expected to assist with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the LaRonde Mine is expected to support the mine construction projects at the nearby Goldex and Lapa properties, and the construction of infrastructure to access the deposits at the LaRonde II project.

              Highly Experienced Management Team.    The Company's senior management team has an average of approximately 20 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Mine is expected to benefit the Company's current expansion program in Quebec, Finland and Mexico.

Growth Strategy

              Optimize and Further Expand Operations.    The Company continues to focus its resources and efforts on the exploration and development of its properties in Quebec, while expanding its operations internationally into Finland and Mexico with a view to increasing annual gold production and gold mineral reserves.

              Leverage Mining Experience.    The Company believes it can benefit not only from the existing infrastructure but also from the geological knowledge that it has gained in mining and developing its properties. The Company's goal is to apply the proven operating principles of the LaRonde Mine to the mine construction projects at the Goldex, Kittila and Lapa properties, the construction of the LaRonde II infrastructure, its advanced exploration project at the Pinos Altos property and each of its other existing and future properties.

              Expand Gold Reserves.    The Company is conducting drilling programs at the Kittila mine project and the Pinos Altos project with a goal of further increasing its gold reserves. In 2005, on a contained gold ounces basis, the Company increased its gold reserves to 10.4 million ounces, an increase of 32% over 2004 levels, including the replacement of 241,000 ounces of gold mined (before mill recoveries and smelter charges). In addition, the Company has significant mineral resources at its Pinos Altos project. A feasibility study for the Pinos Altos project is expected to be completed in the second quarter of 2007.

              Growth Through Primary Exploration and Acquisitions.    The Company's growth strategy is to continue to pursue the expansion of its development base through primary exploration activities and the acquisition of both producing and development properties in the Americas and Europe. In addition, the Company believes it can continue to acquire control of exploration properties at favourable prices through investments in early stage exploration companies. The Company's property acquisition strategy has evolved to include joint ventures and partnerships. The Kittila mine project and the Pinos Altos project represent the Company's first acquisitions outside of Canada and the United States.

The Company's Projects

    The LaRonde Mine (including the LaRonde II Project)

              The Company's operations at LaRonde include the LaRonde Mine, the milling complex and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde Mine currently accounts for all of the Company's gold production from its 2,250 meter-deep Penna Shaft, which the Company believes is the deepest single-lift shaft in the Western Hemisphere. Since the commissioning of the mill in 1988, the LaRonde Mine has produced over 3.0 million ounces of gold. Production was expanded at the LaRonde Mine to 6,350 tonnes of ore treated per day in October 2002 and the milling complex has been operating well above this level for over two years. An extensive surface and underground exploratory drilling program to delineate additional mineral reserves began in 1990 and is continuing. As at December 31, 2005, the LaRonde Mine (including the LaRonde II project) had established proven and probable mineral reserves of approximately 5.3 million ounces of contained gold.

              On May 12, 2006, the Company announced that it will initiate construction of additional infrastructure to access the ore at LaRonde II. LaRonde II has probable mineral reserves of approximately 3.6 million ounces of gold contained in 18.8 million tonnes of ore grading approximately 6.0 grams of gold per tonne and indicated mineral resources of 2.3 million tonnes grading 3.42 grams of gold per tonne. In addition, LaRonde II has inferred mineral resources of 5.1 million tonnes grading 6.15 grams of gold per tonne.

              Construction at the LaRonde II project is currently underway with production expected to commence in 2011. The Company plans to sink a new 835 meter shaft starting from level 215, to total depth of approximately 2,865 meters to access the LaRonde II deposit. An internal winze system will be used to hoist ore from depth to facilities on Level 215 (approximately 2,150 meters below surface), where it will be transferred to the Penna Shaft hoist. Capital costs of construction at the LaRonde II project are estimated to be $210 million, of which the Company expects to incur approximately $13 million in 2006.

    The Goldex Mine Project

              The Goldex mine project is located in the municipality of Val d'Or, Quebec, approximately 60 kilometres east of the LaRonde Mine. The Goldex mine project is a development property of approximately 267.78 hectares. Gold mineralization at the Goldex Extension Zone, the focus of the Company's activities at the Goldex mine project, was discovered in 1989, however, a 1997 mining study showed that the deposit was not economically viable to mine at the then prevailing gold price using the mining approach chosen and drill-hole indicated grade. In light of increased gold prices and improved mining techniques, the Company reassessed the Goldex property and, in the first quarter of 2005, extracted a 16,500 tonne underground bulk sample from the Goldex Extension Zone to provide additional geological and sampling information. The bulk sample returned a grade of 2.78 grams of gold per tonne, nearly 10% higher than the grade returned from the bulk sample processed in 1997. The Goldex property's current proven and probable reserves were 1.6 million ounces of gold contained in 21.4 million tonnes of ore grading 2.39 grams of gold per tonne. In addition, the Goldex property was estimated to contain an inferred resource of 3.2 million tonnes grading 1.92 grams of gold per tonne.

              In July 2005, the Company approved construction at the Goldex mine project. Annual gold production is expected to average 170,000 ounces over a mine life of approximately 9 years commencing in 2008 with total cash costs per ounce of approximately $225. Construction of the shaft collar at the Goldex project commenced in October 2005. The Company anticipates that sinking of the new production shaft will begin in the third quarter of 2006 and that the new 5.5 meter diameter concrete lined shaft will reach a final depth of 863 meters. Underground development and construction has commenced, with access provided by existing underground workings from the existing 790-meter shaft. Plant construction is expected to commence in the second quarter of 2006. The Company expects capital expenditures at the Goldex project in 2006 will be approximately $82 million.

              The pre-production plans at the Goldex mine project include a new 863 meter production shaft and construction of a processing facility. Estimated capital costs to bring Goldex into production are $135 million. Approximately $75 million has been budgeted for the new shaft, underground development and construction and mining equipment while an additional $53 million has been budgeted for the processing plant and tailings facility. The remainder has been budgeted for the surface plant and working capital. The Company expects that capital expenditures at the Goldex mine project for 2006 will be financed from internally generated cash flow and from the Company's existing cash balances.

    The Lapa Mine Project

              The Lapa mine project is a pre-production stage development property located approximately 11 kilometres east of the LaRonde Mine near Cadillac, Quebec, that was acquired from Breakwater Resources Ltd. in 2003. At December 31, 2005, the Lapa property contained approximately 1.1 million ounces of gold consisting of 3.4 million tonnes of probable reserves grading 10.17 grams of gold per tonne. In addition, the Lapa mine project contains 1.1 million tonnes of indicated mineral resource grading 5.92 grams of gold per tonne and 1.4 million tonnes of inferred mineral resource grading 9.36 grams of gold per tonne.

              In July 2004, the Company initiated the sinking of a 825 meter deep, 4.9 meter diameter concrete lined shaft. As of May 31, 2006, the shaft had reached a depth of 760 metres. In April 2006, 2,800 tonnes of development ore extracted at Lapa and results of a diamond drilling program were analyzed and the ore extracted was estimated to contain on average 10.65 grams per tonne of gold. These results, and results from other sampling methods, predicted higher gold grades than the Company's reserve model from February 2005. These results were incorporated into a revised feasibility study.

              On June 5, 2006, the Company announced that on the basis of the recent drilling results and the revised feasibility study, it will complete construction of the Lapa mine project. This construction includes extension of the shaft to a depth of 1,370 meters. Incremental capital costs of completing construction at the Lapa mine project are $90 million, of which the Company expects to incur approximately $13 million in 2006. Based on current estimates of mineral reserves and resources and grade, the Company anticipates a 7-year mine life, with full production levels of 125,000 ounces of gold annually by late 2008 at total cash costs per ounce of approximately $210. The Company envisages that the Lapa site will host the underground mining operation and the ore will be trucked to the LaRonde processing facility, which will be modified to treat and recover the gold and store the residues.

    The Kittila Mine Project (the Suurikuusikko Deposit)

              The Company's interest in the Kittila mine project is held through its ownership of 97.3% of the outstanding shares of Riddarhyttan. Riddarhyttan was a precious and base metals exploration and development company with a primary focus on exploration and development of the Suurikuusikko deposit located approximately 880 kilometres north of Helsinki near the town of Kittila in northern Finland. Riddarhyttan is the indirect, 100% owner of the Kittila mine project, which consists of approximately 16,000 hectares with similar precambrian greenstone belt geology and topography to the Company's land package in the Abitibi region of Quebec. The deposit at the Kittila mine project is hosted by a north south oriented shear zone containing multiple mineralized lenses, which have been traced over a strike length of 15 kilometres, of which only five kilometres has been drilled so far.

              The Kittila mine project has 2.4 million ounces of probable gold reserves from 14.2 million tonnes of ore grading 5.16 grams of gold per tonne. In addition to these mineral reserves, the Kittila mine project contains 0.1 million tonne of measured mineral resource grading 4.07 grams of gold per tonne, 1.5 million tonnes of indicated mineral resource grading 4.39 grams of gold per tonne and 6.7 million tonnes of inferred mineral resource grading 4.35 grams of gold per tonne.

              On June 5, 2006, the Company announced that it will initiate construction of the Kittila mine project. The first phase of the project will be construction of an open pit mine. The second phase of the project will include an underground mine with ramp access. In addition, a one million tonne per annum surface processing plant will be built. Estimated capital costs of construction of the Kittila mine project are $135 million, of which the Company expects to incur approximately $23 million in 2006.

              The Company's interest in Riddarhyttan was increased to current levels through a tender offer initiated in May 2005 for all of the issued and outstanding shares of Riddarhyttan that it did not then own. The Company has initiated a compulsory acquisition procedure under Swedish law for the remaining 2.7% of the Riddarhyttan shares that it does not hold. The Company expects to obtain advance possession of these shares in the second half of 2006. Advance possession means that the Company will be entitled to be registered as owner of these shares and thereby entitled to exercise all rights relating to these shares that vest in a shareholder.

    The Pinos Altos Project

              In March 2006, the Company acquired the Pinos Altos project in northern Mexico from Industrias Peñoles S.A. de C.V. The Pinos Altos property is made up of three blocks, the Madroño Concessions (which cover approximately 64% of the current mineral resource), the Pinos Altos Concession (which covers approximately 36% of the current mineral resource) and the Parreña Concessions. The assets comprising the Pinos Altos project acquired by the Company are: (i) an assignment of rights under contracts to explore and exploit the Madroño Concessions and the Pinos Altos Concession; (ii) the right to use up to 400 hectares of land owned by Madroño for mining installations for a period of 20 years after formal mining operations have been initiated; (iii) sole ownership of the Parreña Concessions; (iv) possession rights under Mexican law to a 13.3 hectare parcel of land; and (v) an assignment of an environmental impact statement authorization issued by Mexican environmental authorities.

              The Company issued new mineral resource estimates for the Pinos Altos project in February 2006. Estimated indicated mineral resources at the Pinos Altos project are 12.5 million tonnes with a grade of 3.94 grams of gold per tonne and 102.25 grams of silver per tonne. In addition, the property has an inferred mineral resource of 3.2 million tonnes grading 5.23 grams of gold per tonne and 110.99 grams of silver per tonne. Over 90% of the Pinos Altos mineral resource is located in the Santo Niño vein, along a regional fault zone that holds a number of other known deposits in the area. This Santo Niño vein zone has thicknesses of up to 40 meters over a length of 2.5 kilometres and a vertical extent that can reach 600 meters or more. It remains open to the west and at depth. The Company is currently conducting metallurgical testing and work on the permitting for a potential mining operation.

              Based on the positive drilling results and the growing precious metals resource, the Company intends to accelerate its work program on the property with the objective of completing a feasibility study on the property by the end of the second quarter of 2007. The work program will include additional drilling at depth in the area between the Cerro Colorado and Santo Niño structures where there are suggestions that the two structures may join at depth. The main objectives of the program will be to convert the present resource estimates into reserves and test the potential target areas. Budgeted exploration expenditures at the Pinos Altos project for 2006 are $23 million, which the Company expects will be financed from cash flow from the Company's operations.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

              This prospectus supplement, the Prospectus and the documents incorporated by reference herein or in the Prospectus present "total cash cost per ounce" and "minesite cost per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. A reconciliation of these measures to the most comparable financial measures calculated and presented in accordance with US GAAP is set out below.

	Three months ended March 31,				Year ended December 31,
	2006		2005		2005		2004		2003
	(thousands, except as noted)
Total cash costs per ounce
Production costs per US GAAP		$33,187		$30,973		$127,365		$98,168		$104,990
Adjustments: Net byproduct revenues		(48,039)		(25,261)		(123,450)		(82,521)		(41,254)
Inventory adjustments(1)		(504)		(1,894)		6,991		—		—
El Coco royalty		—		—		—		—		(12,888)
Accretion expense and other		(105)		(107)		(429)		(493)		(151)

Cash costs		(15,461)		3,711		10,477		15,154		50,697

Gold production (ounces)		64,235		55,310		241,807		271,567		236,653

Cash costs per ounce		$(241)		$67		$43		$56		$215

El Coco royalty		—		—		—		—		54
Total cash costs per ounce		$(241)		$67		$43		$56		$269

Minesite cost per tonne
Production costs per US GAAP		$33,187		$30,973		$127,365		$98,168		$104,990
Adjustments: Inventory(2) and hedging(3) adjustments		110		(3,220)		(4,752)		12,107		54
El Coco royalty		—		—		—		—		(12,888)
Accretion expense and other		(105)		(107)		(429)		(314)		(519)

Minesite costs		$33,192		$27,646		$122,184		$109,961		$91,637

Minesite costs	C	$38,005	C	$33,918	C	$147,834	C	$142,702	C	$127,931

Tonnes milled		662		657		2,672		2,701		2,222

Minesite costs per tonne milled(1)	C	$57	C	$52	C	$55	C	$53	C	$58

Notes:

(1)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(2)
Inventory adjustments reflect costs associated with unsold concentrate.

(3)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating minesite costs per tonne.

              This prospectus supplement, the Prospectus and the documents incorporated by reference herein or in the Prospectus also contain information as to estimated future total cash costs per ounce and minesite costs per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite costs per tonne the Company expects to incur to mine gold at those projects and, consistent with the above reconciliation, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

              The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

              The following is a summary of the principal tax considerations under the Income Tax Act (Canada) (the "Canadian Tax Act") generally applicable to a purchaser of Common Shares. This summary is based upon the current provisions of the Canadian Tax Act and its regulations, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) before the date of this prospectus supplement (the "Tax Proposals"), and on the published administrative practices of the Canada Revenue Agency ("CRA"). This summary does not address all of the tax considerations that may be relevant to any particular holder and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial or territorial income tax legislation vary among provinces and territories in Canada and may differ from federal income tax legislation.

              This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser of Common Shares. Accordingly, prospective purchasers of Common Shares should consult their own tax advisors about the specific tax consequences to such holders of purchasing, holding or disposing of Common Shares.

              All amounts relevant in computing a holder's liability under the Canadian Tax Act must be computed in Canadian dollars.

Residents of Canada

              The following is a summary of the principal considerations under the Canadian Tax Act generally applicable to a purchaser of Common Shares who:

  •
  is a resident of Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention;

  •
  holds Common Shares as capital property; and

  •
  deals at arm's length and is not affiliated with the Company or a subsequent purchaser of such Common Shares.

              For purposes of this discussion, such a person is referred to as a "Canadian Holder". Canadian Holders whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election under subsection 39(4) of the Canadian Tax Act to have their Common Shares and every "Canadian security" (as defined in the Canadian Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

              The Canadian Tax Act contains provisions relating to securities held by certain financial institutions, commonly referred to as the mark-to-market rules. This summary does not take into account these mark-to-market rules. Canadian Holders that are financial institutions for purposes of these rules should consult their own tax advisors.

    Dividends on Common Shares

              Dividends received or deemed to be received by a Canadian Holder on Common Shares will be included in computing the Canadian Holder's income for purposes of the Canadian Tax Act. Such dividends received by a corporation will normally be deductible in computing its taxable income. Such dividends received by an individual will be subject to the general rules regarding the taxation of taxable dividends paid by taxable Canadian corporations including the gross-up and dividend tax credit rules. Under a Tax Proposal released on November 23, 2005 and confirmed in the May 2, 2006 Federal Budget, most or all dividends received on Common Shares by a Canadian Holder who is an individual will be eligible for an enhanced dividend tax credit.

              A corporation which is a private corporation or a subject corporation for purposes of the Canadian Tax Act may be liable to pay a refundable tax of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation's income. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

    Disposition of Common Shares

              Upon a disposition or a deemed disposition (other than to the Company) of an Common Share, a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Canadian Holder. The cost to a Canadian Holder of an Common Share will be averaged with the adjusted cost base of any other of the Company's common shares owned as capital property by the Canadian Holder for purposes of determining the adjusted cost base of each such share to the Canadian Holder.

    Treatment of Capital Gains and Capital Losses

              Generally, a Canadian Holder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Canadian Tax Act. A capital gain realized by a Canadian Holder who is an individual may give rise to alternative minimum tax.

              The amount of any capital loss realized on the disposition or deemed disposition of an Common Share by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share to the extent and in the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares and where a trust is a member of a partnership or a partnership or trust is a beneficiary of a trust. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

              If a Canadian Holder is a Canadian-controlled private corporation for purposes of the Canadian Tax Act, the Canadian Holder may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

Non-Residents of Canada

              The following is a summary of the principal considerations under the Canadian Tax Act generally applicable to a purchaser of Common Shares who:

  •
  is not a resident of Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention;

  •
  holds Common Shares as capital property;

  •
  deals at arm's length and is not affiliated with the Company;

  •
  does not use or hold (and is not deemed to use or hold) Common Shares in carrying on a business in Canada; and

  •
  is not a non-resident insurer for purposes of the Canadian Tax Act.

              For purposes of this discussion such a person is referred to as a "Non-Canadian Holder".

    Dividends on Common Shares

              Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder on Common Shares will be subject to withholding tax under the Canadian Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. Under the Canada-United States Income Tax Convention (1980), the applicable rate of dividend withholding tax is generally reduced to 15%.

    Disposition of Common Shares

              A Non-Canadian Holder of Common Shares which are not "taxable Canadian property" under the Canadian Tax Act will not be subject to tax under the Canadian Tax Act on the disposition of such Common Shares. Generally, Common Shares will not be taxable Canadian property to a Non-Canadian Holder at a particular time if:

  •
  the common shares of the Company are listed on a prescribed stock exchange, including the TSX and the NYSE, at that time; and

  •
  during the 60-month period immediately preceding the disposition of the Common Shares, the Non-Canadian Holder, persons with whom the Non-Canadian Holder did not deal at arm's length, or the Non-Canadian Holder together with such persons, did not own or have an interest in or an option in respect of 25% or more of the Company's issued shares of any class or series.

              If Common Shares are taxable Canadian property to a Non-Canadian Holder, a capital gain realized on a disposition thereof by the Non-Canadian Holder will be subject to tax under the Canadian Tax Act in the manner described above under the heading "— Residents of Canada — Treatment of Capital Gains and Capital Losses", unless the capital gain is exempt from tax under the Canadian Tax Act pursuant to the provisions of an applicable income tax treaty or convention. Non-Canadian Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

              The following is a summary of the material U.S. federal income tax considerations to a U.S. Holder (as defined below) regarding the acquisition, ownership and disposition of Common Shares. This summary applies only to U.S. Holders who acquire Common Shares and who hold such Common Shares as capital assets (that is, for investment purposes). This summary is based upon current U.S. federal income tax law, as in effect on the date of this prospectus supplement. Changes in the laws may alter the tax treatment of Common Shares, possibly with retroactive effect.

              This summary is general in nature and does not address the effects of any state, local, foreign or other tax laws. In addition, it does not address all tax considerations that may be relevant to a U.S. Holder in light of a the U.S. Holder's particular circumstances, nor does it apply to a U.S. Holder having a special status, such as:

  •
  a person that owns, or is treated as owning, 10% or more of the Company's voting shares;

  •
  a dealer in securities or currencies;

  •
  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

  •
  a bank, mutual fund, life insurance company or other financial institution;

  •
  a tax-exempt organization;

  •
  a person that holds Common Shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

  •
  an S corporation or small business investment company;

  •
  a person whose functional currency for tax purposes is not the U.S. dollar; or

  •
  a person liable for alternative minimum tax.

              U.S. HOLDERS SHOULD CONSULT THEIR OWN ADVISORS REGARDING THE U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

              For purposes of this discussion, a "U.S. Holder" means a beneficial owner of a Common Share that is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any political subdivision thereof;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if (a) a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (b) if a valid election is in effect to be treated as a U.S. person.

              If a partnership (or limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships (or entities treated as partnerships) holding Common Shares should consult their tax advisors.

Distributions

              Any dividends on Common Shares are expected to be declared and paid in U.S. dollars. In the event that dividends are paid to U.S. Holders in a currency other than the U.S. dollar, such U.S. holder will have dividend income as described below in an amount equal to the U.S. dollar value of such dividend at the time the dividend is made. The U.S. Holder may also have foreign currency gain or loss at the time the dividend is converted into U.S. dollars. Subject to the discussion found under "Passive Foreign Investment Company" below, the gross amount of any distribution (other than in liquidation) generally will be treated as a taxable dividend to the extent paid out of the Company's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Such dividend income generally will be foreign source income, and, for taxable years beginning before January 1, 2007, generally will be "passive income", and for taxable years beginning after December 31, 2006, generally will be "passive category income" for U.S. foreign tax credit purposes. Any taxable income on the Common Shares held by non-corporate U.S. Holders should be treated as "qualified dividend income", provided the U.S. Holder holds the Common Shares for a period of 121 days beginning 60 days prior to the date the Common Share becomes exdividend. Qualified dividend income generally is subject to the maximum rate applicable to long-term capital gains, which currently is 15%. Any taxable dividends either not treated as "qualified dividend income" or which the U.S. Holder elects to include as investment income for purposes of determining the amount of deductible investment interest expense are taxable at the ordinary income rate to the U.S. Holder.

              A distribution on the Common Shares made by the Company in excess of the Company's current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in such Common Shares and, to the extent in excess of adjusted basis, as capital gain. See "— Sale or Other Disposition of Shares". Because the Company is not a U.S. corporation, no dividends-received deduction will be allowed with respect to dividends paid by the Company.

              As described above under "Canadian Federal Income Tax Considerations — Non-Residents of Canada — Dividends on Common Shares", under the U.S. — Canada Income Tax Treaty, Canada currently imposes withholding tax on distributions to non residents of Canada at a rate of 15%. U.S. Holders generally will have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to numerous complex limitations and restrictions which must be determined and applied on an individual basis by each shareholder. Accordingly, U.S. Holders should consult their own tax advisors concerning these rules in light of their particular circumstances.

Sale or other Disposition of Common Shares

              Subject to the discussion found under "Passive Foreign Investment Company" below, in general, if a U.S. Holder sells or otherwise disposes of Common Shares in a taxable disposition, such U.S. Holder will recognize gain or loss equal to the difference (if any) between the U.S. dollar value of the amount realized on such sale or other taxable disposition and such U.S. Holder's adjusted tax basis in such Common Shares. Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder's holding period for the Common Shares is more than one year at the time of such sale or other taxable disposition. Any long-term capital gain of a non-corporate U.S. Holder will be taxable at the maximum applicable rate (which currently is 15%), provided the U.S. Holder does not elect to include such gain as investment income for purposes of determining the amount of deductible investment interest expense. Any gains with respect to which such election is made would be taxable at the ordinary income rate applicable to the U.S. Holder. Any gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses (if any) is subject to limitations.

              If a U.S. Holder is a cash basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of Common Shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such Common Shares, as determined on the settlement date of such sale or other taxable disposition.

              If a U.S. Holder is an accrual basis taxpayer, such U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of Common Shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a U.S. Holder is an accrual basis taxpayer and does not elect to be treated as a cash basis taxpayer for this purpose, such U.S. Holder might have a foreign currency gain or loss for U.S. federal income tax purposes. This gain or loss is equal to the difference between the U.S. dollar value of the foreign currency received on the date of the sale or other taxable disposition of Common Shares and on the date of payment. Any such currency gain or loss generally will be treated as U.S. source ordinary income or loss and would be in addition to gain or loss, if any, that such U.S. Holder recognizes on the sale or other taxable disposition of Common Shares.

Passive Foreign Investment Company

              U.S. Holders would be subject to a special, adverse tax regime different in certain respects from that described above if the Company is or were to become a passive foreign investment company for U.S. federal income tax purposes at any time during the U.S. Holder's holding period. Additionally, any dividends paid by the Company would not be qualified dividends and U.S. Holders would not be entitled to a preferential rate on those dividends if the Company is a passive foreign investment company in the year in which the dividend is paid or the preceding taxable year. Although the determination of whether a corporation is a passive foreign investment company is made annually, and thus may change, the Company does not believe that it was, is, or will be a passive foreign investment company. Notwithstanding the foregoing, the Company urges U.S. Holders to consult their U.S. tax advisors regarding the adverse U.S. federal income tax consequences of owning the stock (or an option to acquire stock) of a passive foreign investment company and of making certain elections designed to lessen those adverse consequences.

Information Reporting and Backup Withholding

              Dividends on Common Shares and payments of the proceeds from a sale or other disposition of Common Shares, paid within the U.S. or through certain U.S.-related financial intermediaries may be subject to backup withholding at a rate of 28% unless a holder:

  •
  is a corporation or other exempt recipient; or

  •
  provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

              These dividends and proceeds may be subject to information reporting.

              Amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Circular 230 Disclosure

              To ensure compliance with requirements imposed by the IRS, we inform you that: (i) any U.S. federal tax advice contained in this document (including any attachment) is not intended or written by us to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties under the Code; (ii) such advice was written in connection with the offering of the Common Shares; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

PLAN OF DISTRIBUTION

              Pursuant to an agreement dated June             , 2006 (the "Underwriting Agreement") between the Company and each of the Underwriters named below, the Company has agreed to sell and the Underwriters severally have agreed to purchase from the Company, the number of Common Shares listed opposite their names below:

Underwriters	Common Shares
Merrill Lynch Canada Inc.
UBS Securities Canada Inc.
National Bank Financial Inc.
Orion Securities Inc.
TD Securities Inc.
Scotia Capital Inc.
Sprott Securities Inc.
Blackmont Capital Inc.
CIBC World Markets Inc.
Citigroup Global Markets Canada Inc.
Paradigm Capital Inc.
Raymond James Ltd.

Total

              The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the occurrence of certain stated events, including the occurrence of a material adverse change in the state of the financial markets. The Underwriters have agreed to purchase all of the Common Shares offered hereby if any of such Common Shares are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.

              The offering price of the Common Shares was determined by negotiation between the Company and the Underwriters. The public offering price for Common Shares is payable in Canadian dollars or U.S. dollars. The Canadian dollar amount is the equivalent of the U.S. dollar denominated price of the Common Shares being offered hereby calculated at the Noon Buying Rate on June             , 2006. The expenses of the offering, not including the underwriting commission and assuming the overallotment option is not exercised, are estimated to be $1.2 million (C$1.3 million) and are payable by the Company. In consideration of their services in connection with the offering, the Company has agreed to pay the Underwriters a commission of 4.5% of the gross proceeds of the offering. The Underwriters may also purchase up to            Common Shares from the Company at the public offering price at any time up to 30 days after the date of this prospectus supplement. The Underwriters may exercise this option solely to cover overallotments, if any. This prospectus supplement also qualifies the grant of the overallotment option and the issuance of the Common Shares issuable on exercise of the overallotment option. If the Underwriters exercise the option in full, the total underwriting commission will be $12,937,500 (C$            , based on the offering price of C$            per Common Share), and the net proceeds to the Company, before expenses, will be $274,562,500 (C$            , based on the offering price of C$            per Common Share).

              This offering is being made concurrently in all provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. The Common Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. Subject to applicable law, the Underwriters may offer the Common Shares outside Canada and the United States.

              The Company has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, and to contribute to payments that the Underwriters may be required to make in respect thereof.

              Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing will be held on June             , 2006, or such other date as may be agreed on by the Company and the Underwriters, but, in any event, not later than June             , 2006. Certificates representing the Common Shares in definitive form will be available for delivery at closing.

              In order to facilitate this offering of Common Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares in accordance with Regulation M under the U.S. Securities Exchange Act of 1934, as amended.

              Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase common shares of the Company. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of common shares of the Company if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the common shares of the Company is for the purpose of maintaining a fair and orderly market in such common shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

              Subject to the foregoing, in order to facilitate this offering and for a limited period the Underwriters may purchase and sell common shares of the Company in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of securities than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of such securities while this offering is in progress. The Underwriters also may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if Common Shares previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Company's common shares. As a result, the price of the Company's common shares may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time and must be discontinued after a limited period. These transactions may be effected on the NYSE, the TSX or otherwise.

              The Company has applied to list the Common Shares on the TSX and the NYSE. Listing will be subject to the Company fulfilling all of the listing requirements of such exchanges.

              The Company has agreed not to issue, sell or otherwise dispose of any common shares of the Company (other than in this offering) or securities convertible into or exchangeable or exercisable for such common shares, or publicly announce an intention to do so, without the prior written consent of the Underwriters, for a period of 90 days after the date of this prospectus supplement. The restrictions in the foregoing sentence shall not apply to (i) any common shares issuable on exercise of the Company's publicly traded warrants, (ii) any common shares issued or options to purchase common shares granted pursuant to existing employee plans of the Company referred to herein, (iii) any common shares issued pursuant to any non-employee director stock option plan or dividend reinvestment plan, (iv) any common shares issued in connection with "flow through financing" by the Company in an amount up to C$20 million, or (v) any securities issuable after 30 days after the date of this prospectus supplement pursuant to an acquisition, merger, consolidation or amalgamation transaction involving the Company. In addition, the Company's officers and directors have agreed not to sell or otherwise dispose of any common shares of the Company or securities convertible into or exchangeable or exercisable for such common shares, or publicly announce an intention to do so, without the prior written consent of the Underwriters, for a period of 90 days after the date of this prosepectus supplement, provided that during such period, the officers and directors of the Company may, in aggregate, sell 1,000,000 common shares of the Company, and during the period commencing 60 days after the date of this prospectus supplement, the officers and directors of the Company, in aggregate, may sell a further 500,000 common shares of the Company

              Certain of the Underwriters named herein are the Canadian investment dealer affiliates of U.S. broker-dealers. Some of these Canadian investment dealer affiliates may agree in the Underwriting Agreement to use reasonable efforts to effect sales in Canada pursuant to this prospectus supplement (the "Sub-Underwriters"). In these circumstances, the U.S. broker-dealer affiliate of such Sub-Underwriters will also execute the Underwriting Agreement and commit to purchase the number of securities set out beside the names of their Canadian investment dealer affiliate above. In the event that any sales in Canada are effected by a Sub-Underwriter, the Sub-Underwriter will purchase such Common Shares from its U.S. broker-dealer affiliate concurrently with, and conditional upon, the closing of the purchase of the Common Shares by the Underwriters at the offering price for the Common Shares in Canada, less an amount to be mutually agreed upon by the Sub-Underwriter and its respective U.S. broker-dealer affiliate, which amount shall not be greater than the underwriting commission.

EXPERTS

              None of Davies Ward Phillips & Vineberg LLP, Canadian counsel to the Company or Borden Ladner Gervais LLP, Canadian counsel to the Underwriters, or Guy Gosselin, Carl Pelletier, Jean-Francois Couture, Norman Bedard, Louise Grondin, Francois Vezina, Camil Prince, Paul Cousin, Marc Ruel, Christian D'Amours, Rosaire Emond, Dino Lombardi, Yves Galarneau or Marc Legault, each being companies or persons who have prepared reports relating to the Company's mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company

              The auditors of the Company are Ernst & Young LLP, Chartered Accountants, of Toronto, Ontario. Ernst & Young LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and in accordance with the applicable rules and regulations of the SEC. Ernst & Young LLP is registered with the Public Company Accounting Oversight Board. The audited consolidated financial statements of the Company as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 have been audited by Ernst & Young LLP and are incorporated by reference herein in reliance on the authority of said firm as experts in auditing and accounting.

              Information relating to the Company's mineral properties in this prospectus supplement, the Prospectus and the documents incorporated by reference herein or therein have been derived from reports prepared by Guy Gosselin, Carl Pelletier, Jean-Francois Couture, Norman Bedard, Louise Grondin, Francois Vezina, Camil Prince, Paul Cousin, Marc Ruel, Christian D'Amours, Rosaire Emond, Dino Lombardi, Yves Galarneau and Marc Legault and has been included in reliance on such persons' expertise.

              Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company with the exception of Guy Gosselin, Norman Bedard, Louise Grondin, Francois Vezina, Camil Prince, Paul Cousin, Marc Ruel, Christian D'Amours, Rosaire Emond, Dino Lombardi and Marc Legault, each of whom is currently employed by the Company.

LEGAL MATTERS

              Certain legal matters relating to the offering of Common Shares will be passed upon on behalf of the Company by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and New York, New York and by Brown Rudnick Berlack Israels LLP, Boston, Massachusetts. The Underwriters have been represented by Borden Ladner Gervais LLP, Toronto, Ontario and Shearman & Sterling LLP.

DOCUMENTS INCORPORATED BY REFERENCE

              This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus only for the purposes of the offering of the Common Shares.

              The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, the accompanying Prospectus, as supplemented by this prospectus supplement:

  (a)
  the Company's Annual Information Form dated March 27, 2006 consisting of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as amended by the Company's Annual Report on Form 20-F/A filed May 26, 2006;

  (b)
  the audited consolidated financial statements of the Company, including the notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 together with the auditors' report thereon dated February 21, 2006 (except for note 13, as to which the date is March 15, 2006);

  (c)
  management's discussion and analysis of financial condition and results of operation of the Company for the year ended December 31, 2005;

  (d)
  unaudited consolidated financial statements of the Company as at March 31, 2006 and for the three months ended March 31, 2006 and 2005 and related management's discussion and analysis of operations of the Company for the three months ended March 31, 2006 and 2005;

  (e)
  the material change report of the Company dated February 22, 2006 relating to the exercise by the Company of the option to acquire the Pinos Altos Project on February 13, 2006;

  (f)
  the material change report of the Company dated February 22, 2006 relating to the redemption by the Company of its $143.75 million principal amount 4.50% convertible subordinated debentures due February 15, 2012 for common shares of the Company on February 15, 2006;

  (g)
  the material change report of the Company dated May 18, 2006 relating to the announcement by the Company of its determination on May 12, 2006 to initiate construction of the LaRonde II project;

  (h)
  the material change report of the Company dated June 5, 2006 relating to the announcement by the Company on June 5, 2006 of its determination to initiate construction of the Kittila mine project and complete construction at the Lapa mine project; and

  (i)
  the Management Proxy Circular dated March 3, 2006 prepared in connection with the Company's annual and special meeting of shareholders on May 12, 2006.

              All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Company with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus supplement and prior to the termination of the distribution of the Common Shares under this prospectus supplement shall be deemed to be incorporated by reference into the Prospectus.

              Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the Canadian Securities Administrators during the currency of this prospectus supplement, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in the accompanying Prospectus for purposes of future offers and sales of the Common Shares hereunder.

              Any statement contained in the Prospectus, this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in the Prospectus for the purposes of this offering shall be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference in the Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus for the purposes of this offering.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

              The Company is an Ontario corporation with its principal place of business in Canada. Most of its directors and all of its officers and certain experts named in this prospectus supplement are residents of Canada, and all or a substantial portion of its assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or the experts named herein, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the United States Securities Act of 1933, as amended. The Company believes that a monetary judgement of a United States court predicated solely upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States would likely be enforceable in Canada if the United States court in which the judgement was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure investors that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

              The following documents have been, or will be, filed with the SEC as part of the registration statement of which this prospectus supplement forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; consent of Guy Gosselin; consent of Carl Pelletier; consent of Jean-François Couture; consent of Normand Bedard; consent of Louise Grondin; consent of François Vezina; consent of Camil Prince; consent of Paul Cousin; consent of Marc Ruel; consent of Christian D'Amours; consent of Rosaire Emond; consent of Dino Lombardi; consent of Yves Galarneau; and consent of Marc Legault.

AUDITORS' CONSENT

              We have read the prospectus supplement of Agnico-Eagle Mines Limited (the "Company") dated June             , 2006 relating to the issuance of             common shares of the Company, to the short form base shelf prospectus dated November 15, 2004 relating to the offering from time to time of up to US$500,000,000 of debt securities, common shares or warrants to purchase debt securities or common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

              We consent to the incorporation by reference in the above mentioned prospectus supplement of our report to the Board of Directors and Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. Our report is dated February 21, 2006 except for note 13, as to which the date is March 15, 2006.

Toronto, Ontario June , 2006	Chartered Accountants

THIS OFFERING IS MADE BY A FOREIGN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF CANADA. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENTS IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE FULLY DESCRIBED HEREIN.

THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE COMPANY IS INCORPORATED UNDER THE LAWS OF ONTARIO, THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY, THAT SOME OR ALL OF THE UNDERWRITERS OR EXPERTS NAMED IN THE REGISTRATION STATEMENT MAY BE RESIDENTS OF A FOREIGN COUNTRY, AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE COMPANY AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and permits the omission from this prospectus of that information. The legislation requires delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus constitutes a public offering of securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 15, 2004

AGNICO-EAGLE MINES LIMITED

Debt Securities
Common Shares
Warrants
US$500,000,000

Agnico-Eagle Mines Limited (the "Company") may from time to time offer and issue debt securities, common shares or warrants to purchase debt securities or common shares (collectively, the "Securities"), up to a total price of US$500,000,000 during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of common shares, the number of shares offered, the offering price and any other specific terms; (ii) in the case of debt securities, the designation of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company's other liabilities and obligations, whether the debt securities will be secured by any of the Company's assets or guaranteed by any other person, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights will be attached to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms; and (iii) in the case of warrants, the designation, number and terms of debt securities or common shares purchasable on the exercise of the warrants, any procedures that will result in adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The earnings coverage ratio of the Company for the 12 months ended December 31, 2003 is less than one-to-one. See "Earnings Coverage".

The outstanding common shares of the Company are listed on The Toronto Stock Exchange (the "TSX") under the symbol "AGE" and the New York Stock Exchange (the "NYSE") under the symbol "AEM". The Company's share purchase warrants ("Warrants") trade on the TSX under the symbol "AGE.WT.U" and the Nasdaq National Market under the symbol "AEMLW".

         Only the information contained or incorporated by reference in this prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities offered hereunder may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at September 30, 2004. It should be assumed that the information appearing in this prospectus and the documents incorporated by reference herein are accurate only as of their respective dates. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

         In this prospectus, unless stated otherwise, "Agnico-Eagle", the "Company", "we", "us", and "our" refer to Agnico-Eagle Mines Limited and its consolidated subsidiary.

         The Company publishes its consolidated financial statements in United States dollars ("US dollars"). Unless otherwise indicated, all references to "$", "US$" or "dollar" in this prospectus refer to US dollars and "C$" refers to Canadian dollars. For information purposes, the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on November 12, 2004 was US$1.00 = C$1.1919.

         To reflect the Company's substantial U.S. shareholder base and to maintain comparability with other companies in the gold sector, the Company changed its primary basis of reporting to United States generally accepted accounting principles ("US GAAP") effective January 1, 2002. For statutory reporting purposes in Canada, the Company continues to prepare and file consolidated financial statements and related management discussion and analysis under Canadian generally accepted accounting principles ("Canadian GAAP"). Unless otherwise stated herein all numbers used herein were prepared in accordance with US GAAP.

         The 2004 LaRonde Mineral Resource and Mineral Reserve Estimate dated November 15, 2004 (effective as of February 24, 2004) (the "LaRonde Report") relating to the Company's LaRonde Division prepared by Guy Gosselin, the LaRonde Division's Chief Geologist, contains information concerning drilling methods, sampling methods and approach, sample preparation, analysis and security, quality control procedures, data verification and laboratories used for analysis, which procedures, techniques and laboratories were used by the Company in connection with the scientific and technical information provided in this prospectus. Guy Gosselin is a qualified person as defined under the Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") and has supervised the preparation of and verified the scientific and technical information contained in this prospectus, including the sampling, analytical and test data underlying such information. The LaRonde Report may be accessed on The Canadian Securities Administrators SEDAR website (http://www.sedar.com).

PROSPECTUS SUMMARY

        The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus and in the documents incorporated by reference herein. Capitalized terms used but not defined in this summary have the respective meanings ascribed thereto elsewhere in this prospectus. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at September 30, 2004.

The Company

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec, and exploration and development activities in Canada and the western United States (principally Nevada and Idaho). The Company's operating history includes almost three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced over three million ounces of gold. The Company believes it is currently one of the lowest cash cost producers in the North American gold mining industry. In the first three quarters of 2004, the Company produced 202,658 ounces of gold at an average cash cost of $77 per ounce, and, in the year ended December 31, 2003, the Company produced 236,653 ounces of gold at an average cash cost of $264 per ounce, in each case net of revenues received from the sale of zinc, silver and copper by-products. The Company has traditionally sold all of its gold production at the spot price due to its general policy not to sell forward its future gold production. However, the Company has purchased put options that will allow it to set a floor price of $260 per ounce on a portion of its gold production over the next five years.

        The Company's principal operating divisions are the LaRonde Division and the Exploration Division. The LaRonde Division consists of the LaRonde Mine and the El Coco Property, both of which are 100% owned and operated by the Company. The LaRonde Mine, with its single operating production shaft (the "Penna Shaft"), currently accounts for all of the Company's gold production. Since the commissioning of the mill in 1988, the LaRonde Division has produced over 2.3 million ounces of gold. In March 2000, the Company completed the Penna Shaft at the LaRonde Mine to a depth of 7,380 feet, which the Company believes makes it the deepest single-lift shaft in the Western Hemisphere. Production was expanded at the LaRonde Mine to 7,000 tons of ore treated per day in October 2002. An extensive surface and underground exploratory drilling program to delineate additional mineral reserve began in 1990 and is continuing. As of December 31, 2003, the LaRonde Division had established proven and probable mineral reserves of approximately 5.0 million ounces of contained gold, a total mineral reserve and mineral resource base of 5.3 million ounces of gold and an inferred mineral resource of 2.9 million ounces of gold.

        The Company's strategy is to focus on the continued exploration, development and expansion in the Abitibi region of Quebec, where the LaRonde Mine is situated, with a view to increasing annual gold production and gold mineral reserve. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe. The regional development team continues to evaluate a development project at LaRonde to access the Company's mineral resource base located outside of the Penna Shaft infrastructure. The Company is currently conducting exploration activities on a number of properties located within near proximity to the LaRonde Mine, including: the Lapa property (the "Lapa Property") located seven miles east of the LaRonde Mine, the Goldex property (the "Goldex Property") located in Val d'Or, Quebec, the Bousquet property (the "Bousquet Property") located immediately west of the LaRonde division property and the Ellison property (the "Ellison Property") located immediately west of the Bousquet Property.

        Expenditures on the expansion of the LaRonde Mine and exploration and development in the surrounding region as at September 30, 2004 and for the three preceding fiscal years were $32.0 million, $44.1 million, $62.5 million and $37.6 million, respectively. Budgeted expenditures for mine expansion, exploration and development for 2004 are expected to be $53.9 million. These budgeted expenditures for 2004 include $35.4 million of capital expenditures at the LaRonde Mine, $10.4 million for the exploration and development of the Lapa Property, $4.7 million for the exploration and development of the Goldex Property, $1.8 million for the exploration and development of the Bousquet Property and $0.4 million for the exploration and development of the Ellison Property. The financing for these expenditures has been internally generated from cash flow from operations and from the Company's existing cash balances.

        The Company, through its Exploration Division, focuses its exploration activities primarily on the identification of new mineral reserve, resource and development opportunities in the proven producing regions of Canada, with a particular emphasis on northwestern Quebec. The Company currently directly manages exploration on 63 properties in central and eastern Canada and the Western United States, including properties acquired from Contact Diamond Corporation (formerly Sudbury Contact Mines Limited) ("Contact Diamond") in September 2004. In addition, the Company continuously evaluates opportunities to make strategic acquisitions, although it has no present commitments or agreements with respect to any material acquisitions.

        The Company's only significant associate is Contact Diamond, a public company listed on the TSX under the symbol "CO". The Company has an approximate 44.2% interest in Contact Diamond. Contact Diamond is an exploration and development company with diamond properties in Ontario, Quebec and the Northwest Territories. The Company also has a 13.8% interest in Riddarhyttan Resources AB ("Riddarhyttan"), a public company with shares listed on the Stockholm Stock Exchange under the symbol "RHYT". Riddarhyttan is a precious and base metals exploration and development company with a focus on the Nordic region of Europe.

Recent Developments

Acquisition of Interest in a Swedish Exploration Company

        In May 2004, the Company acquired 12.7 million common shares in Riddarhyttan from its then largest shareholder, Swedish private company, Dunross & Co. AB, bringing its total ownership interest in Riddarhyttan to 13.8%. Together with an additional 800,000 shares of Riddarhyttan purchased by the Company in the second quarter of the year and transaction costs, total cash consideration of $11.8 million was paid by the Company. The Company's ownership in Riddarhyttan currently represents 13.8% of the outstanding shares. In connection with this acquisition, two representatives of the Company were elected to Riddarhyttan's board of directors.

        Riddarhyttan is a precious and base metals exploration and development company with a focus on the Nordic region of Europe. Its shares are listed on the Stockholm Stock Exchange under the symbol "RHYT". Riddarhyttan is the 100% owner of the Suurikuusikko gold deposit, located approximately 550 miles north of Helsinki near the town of Kittilä in Finnish Lapland. Riddarhyttan's property position in the Suurikuusikko area consists of 22 contiguous claims (approximately 4,261 acres) with similar Precambrian greenstone belt geology and topography to the Company's land package in the Abitibi region of Quebec.

        Riddarhyttan has reported an indicated mineral resource at Suurikuusikko, made up of several zones that occur over a 2.5 mile structure, of 1.29 million ounces of gold, consisting of 7.2 million tons grading 0.18 ounces of gold per ton and an additional 0.72 million ounces of inferred gold resource, consisting of 5.5 million tons grading 0.13 ounces of gold per ton.

        The mineral resource estimate for Suurikuusikko was prepared for Riddarhyttan in accordance with the Australasian Code for Reporting Mineral Resources and Ore Reserves, September 1999 (JORC Code). Mineral resources that have been disclosed herein were estimated using a minimum gold grade cut-off of approximately 0.064 ounces of gold per ton. Mineral resources estimates prepared under reporting codes other than NI 43-101 should not be relied upon as they may not conform to NI 43-101 standards and definitions. However, reserve and resource categories in the JORC Code are substantially similar to the corresponding categories of mineral reserves and resources required under NI 43-101. To the best of Agnico's knowledge, the Riddarhyttan estimate is relevant and reliable.

Purchase of Precious Metal Properties from Contact Diamond

        On September 30, 2004, the Company purchased all of Contact Diamond's interests in ten gold and other precious metals exploration properties in Canada and the United States for cash consideration of C$2.985 million.

Ontario Securities Commission Investigations

        As disclosed by the Company on March 18, 2004, the staff of the Ontario Securities Commission had been investigating the Company in relation to the timing and content of the Company's disclosure concerning a rock fall that occurred at the LaRonde Mine in the first quarter of 2003. The Company is currently in discussions with Ontario Securities Commission staff concerning this matter and the timing of the Company's disclosure of a production shortfall prior to its earnings announcement in the third quarter of 2003.

        In addition, on November 4, 2004, the Company was advised that Ontario Securities Commission staff are investigating an officer of the Company for potential insider trading violations. On November 5, 2004, the Company suspended the officer with pay pending the outcome of an internal investigation into the allegations. On November 8, 2004 the Board of Directors met and appointed an independent director to conduct, with the assistance of the Company's external counsel, an investigation into the matter and to report back to the Board. The Board of Directors met again on November 15, 2004 and decided to continue the investigation. The Company intends to assist the Ontario Securities Commission in its investigation.

FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus and in certain documents incorporated by reference in this prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in such documents, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances, or achievements that may be expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

RISK FACTORS

        An investment in the Securities involves certain risks. Before making an investment decision, prospective purchasers should carefully consider all of the information in this prospectus, in the documents incorporated by reference herein and in the applicable Prospectus Supplement and, in particular, should evaluate the following risk factors. However, the risks described below are not the only ones facing the Company. Additional risks not currently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

Recent Losses

        Although the Company reported net earnings for the nine months ended September 30, 2004 and in 2002, it incurred net losses in 2003 and in each of the five years prior to 2002. The Company's profitability depends on the price of gold, gold production, cash operating costs, the prices and production levels of by-product zinc, silver and copper, currency exchange rates and other factors discussed in this section of the prospectus. Substantially all of these factors are beyond the Company's control and there can be no assurance that the Company will sustain profitability in the future.

Dependence on the LaRonde Division

        The Company's mining and milling operations at the LaRonde Division account for all of the Company's gold production and will continue to account for all of its gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at the LaRonde Division would have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, gold production of the LaRonde Mine is expected to begin to decline commencing in 2006. Unless the Company can successfully bring into production the Lapa Property, the Goldex Property or its other exploration properties, or otherwise acquire gold producing assets prior to 2006, the Company's results of operations will be adversely affected. There can be no assurance that the Company's current exploration and development programs at the LaRonde Division will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

Metal Price Volatility

        The Company's earnings are directly related to commodity prices as revenues are derived from precious metals (gold and silver), zinc and copper. The Company's general policy is not to sell forward its future gold production; however, under the Company's Price Risk Management Policy, approved by its Board of Directors, the Company may review this practice on a project by project basis, making use of hedging strategies where appropriate to ensure an adequate return to shareholders on new projects. In addition, in accordance with the Company's revolving bank credit facility, the Company has purchased put options to ensure projected revenue from sales of gold are sufficient to reasonably ensure that the Company will be in compliance with the financial and other covenants of the facility. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions and production costs in major gold producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's production costs and remains at such a level for any sustained period, the Company will experience losses and may curtail or suspend some or all of its exploration, development and mining activities. The prices received for the Company's by-products (zinc, silver and copper) affect the Company's ability to meet its targets for cost per ounce of gold produced. By-product prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally implements hedging strategies to mitigate the effects of fluctuating by-product metal prices.

        The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.

	2004 (to November 12)	2003	2002	2001	2000	1999
High price ($ per ounce)	437	417	350	293	313	326
Low price ($ per ounce)	374	323	278	256	264	253
Average price received ($ per ounce)	404	368	312	273	278	274

        On November 12, 2004, the London P.M. Fix was $436.90 per ounce of gold.

        Based on 2004 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from 2003 market average prices are as follows:

Income per share
Gold	$0.08
Zinc	0.03
Silver	0.02
Copper	0.01

        Sensitivities of the Company's after-tax earnings and cash flows to changes in metal prices will increase with increased production.

Uncertainty of Production Estimates

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts or flooding. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

        For example, in 2003 a rock fall that occurred in two production stopes led to an estimated initial 20% reduction in the Company's 2003 gold production from 375,000 ounces to 300,000 ounces. In addition, production drilling challenges and lower than planned recoveries in the mill in the third quarter of 2003 led to a further estimated reduction in the production by 21%, resulting in total annual production of 236,653 ounces of gold for 2003.

Cost of Exploration and Development Programs

        The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its reserves, primarily through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Total Cash Costs of Gold Production at the LaRonde Mine

        The Company's total cash operating costs to produce an ounce of gold are dependent on a number of factors, including, primarily, the prices and production levels of by-product zinc, silver and copper, the revenue from which is offset against the cost of gold production; the US dollar/Canadian dollar exchange rate; and the gold price. All of these factors are beyond the Company's control.

        Total cash operating cost data is not a recognized measure under Canadian GAAP or US GAAP and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with Canadian GAAP or US GAAP.

Risks of Acquisitions

        The Company is evaluating opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is not currently permitted under the terms of its bank credit facility to raise additional debt financing without the consent of a majority of the lenders. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Restrictions in the Bank Credit Facility

        The Company's $125 million revolving bank credit facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of the common shares of the Company, make investments or loans, transfer the Company's assets and make expenditures relating to the LaRonde Mine or the El Coco Property, except as set forth in a mine development plan delivered pursuant to the credit facility. Further, the bank credit facility requires the Company to maintain specified financial ratios and satisfy financial condition tests related to the expansion of the LaRonde Mine. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility. While there are currently no amounts outstanding, if an event of default under the bank credit facility occurs, the lenders could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable and to enforce their security interest over substantially all property relating to the LaRonde Mine and the El Coco Property. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

Competition and Scarcity of Mineral Lands

        Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, leasing or other acquisitions in the areas where the Company contemplates conducting exploration activities. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staff than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Uncertainty of Mineral Reserve and Mineral Resource Estimates

        The figures for proven and probable mineral reserves and mineral resources presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Such figures have been determined based on assumed gold prices and operating costs. The Company has estimated proven and probable mineral reserves based on a $325 per ounce gold price. While gold prices have generally been above $325 per ounce since the second half of 2002, for the previous four years the market price of gold was, on average, below $325 per ounce. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Mining Risks and Insurance

        The business of gold mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In this case, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

Laws and Regulations

        The Company's mining operations and exploration activities are subject to extensive Canadian federal and provincial, United States federal and state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with these laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

        Under mine closure plans originally submitted to the Minister of Natural Resources in Quebec in 1996, the estimated reclamation costs as at December 31, 2003 for the LaRonde Division and Bousquet property are approximately $17 million and $6 million, respectively. These reclamation plans are subject to approval by the Minister of Natural Resources and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with attendant higher costs. In addition, the Minister of Natural Resources may require that the Company provide financial assurances to support such plans. At December 31, 2003, the Company had a total reclamation provision of $11.7 million, with $5.8 million allocated for the LaRonde Division and $5.9 million allocated for Bousquet.

Currency Fluctuations

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating and capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 1999 to September 30, 2004, the Noon Buying Rate fluctuated from a high of C$1.6128 to a low of C$1.2648. Historical fluctuations in the US dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2004 after-tax operating results, a 10% increase in the Canadian dollar relative to the U.S. dollar would reduce net income by approximately $0.06 per share. To hedge its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Company's foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Interest Rate Fluctuations

        Fluctuations in interest rates can affect the Company's results of operations and cash flows. The Company's convertible debentures due 2012 are at a fixed rate of interest; however, both its bank debt and cash balances are subject to variable interest rates.

Security Price Volatility

        The trading price of the Company's common shares has been and may continue to be subject to large fluctuations and, therefore, the trading price of Securities convertible into or exchangeable for common shares may also fluctuate significantly, which may result in losses to investors. The trading price of the common shares and Securities convertible into or exchangeable for common shares may increase or decrease in response to a number of events and factors, including:

  •
  current events affecting the economic situation in Canada and the United States;

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  trends in the mining industry and the markets in which the Company operates;

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  changes in the market price of the commodities the Company sells;

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  changes in financial estimates and recommendations by securities analysts;

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  acquisitions and financings;

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  quarterly variations in operating results;

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  the operating and share price performance of other companies that investors may deem comparable; and

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  purchases or sales of blocks of the common shares or Securities convertible into or exchangeable for common shares.

        Wide price swings are currently common in the stock market. This volatility may adversely affect the prices of the common shares and the Securities convertible into or exchangeable for common shares regardless of the Company's operating performance.

Earnings Coverage Deficiency

        The Company's earnings before interest and income taxes for the 12-month period ended December 31, 2003 were insufficient to cover the Company's pro forma interest requirements for such period by $18.1 million. See "Earnings Coverage".

Potential Unenforceability of Civil Liabilities and Judgments

        The Company is incorporated under the laws of the Province of Ontario, Canada. All but one of the Company's directors and officers and certain of the experts named in this prospectus are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court. It may also be difficult for shareholders to enforce a judgment of a United States court in Canada or to succeed in a lawsuit in Canada based only on United States securities laws.

THE COMPANY

History and Development of the Company

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec, and exploration and development activities in Canada and the western United States (principally Nevada and Idaho). The Company's operating history includes almost three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced over three million ounces of gold. The Company believes it is currently one of the lowest cash cost producers in the North American gold mining industry. In the first three quarters of 2004, the Company produced 202,658 ounces of gold at an average cash cost of $77 per ounce, and, in the year ended December 31, 2003, the Company produced 236,653 ounces of gold at an average cash cost of $264 per ounce, in each case net of revenues received from the sale of zinc, silver and copper by-products. The Company has traditionally sold all of its gold production at the spot price due to its general policy not to sell forward its future gold production. However, the Company has purchased put options that will allow it to set a floor price of $260 per ounce on a portion of its gold production over the next five years.

        The Company's principal operating divisions are the LaRonde Division and the Exploration Division. The LaRonde Division consists of the LaRonde Mine and the El Coco Property, both of which are 100% owned and operated by the Company. The LaRonde Mine, with the Penna Shaft, currently accounts for all of the Company's gold production. Since the commissioning of the mill in 1988, the LaRonde Division has produced over 2.3 million ounces of gold. In March 2000, the Company completed the Penna Shaft at the LaRonde Mine to a depth of 7,380 feet, which the Company believes makes it the deepest single-lift shaft in the Western Hemisphere. Production was expanded at the LaRonde Mine to 7,000 tons of ore treated per day in October 2002. An extensive surface and underground exploratory drilling program to delineate additional mineral reserve began in 1990 and is continuing. As at December 31, 2003, the LaRonde Division had established proven and probable mineral reserves of approximately 5.0 million ounces of contained gold, a total mineral reserve and indicated mineral resource base of approximately 5.3 million ounces of gold and an inferred mineral resource of 2.9 million ounces of gold.

        The Company's strategy is to focus on the continued exploration, development and expansion in the Abitibi region of Quebec the LaRonde Mine is situated with a view to increasing annual gold production and gold mineral reserve. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses the Americas and Europe. The Company is currently conducting exploration activities on a number of properties located within near proximity to the LaRonde Mine, including: the Lapa property located seven miles east of the LaRonde Mine, which contains the Contact Zone deposit made up of the Tonawanda property, consisting of 42 mining claims totalling approximately 1,912 acres, and the Zulapa property, consisting of one mining concession totalling approximately 231 acres; the Goldex property located in Val d'Or, Quebec, which is an exploration property held under 22 claims totalling approximately 661.7 acres; the Bousquet property located immediately west of the LaRonde division property, which consists of two mining leases (180.6 acres) and 31 claims (951.0 acres); and the Ellison property located immediately west of the Bousquet Property, which consists of eight claims (249.8 acres).

        Expenditures on the expansion of the LaRonde Mine and exploration and development in the surrounding region as at September 30, 2004 and the three preceding fiscal years were $32.0 million, $44.1 million, $62.5 million and $37.6 million, respectively. Budgeted expenditures for mine expansion, exploration and development for 2004 are expected to be $53.9 million. These budgeted expenditures for 2004 include $35.4 million of capital expenditures at the LaRonde Mine, $10.4 million for the exploration and development of the Lapa Property, $4.7 million for the exploration and development of the Goldex Property, $1.8 million for the exploration and development of the Bousquet Property and $0.4 million for the exploration and development of the Ellison Property. These expenditures were financed from internally generated cash flow from operations and from the Company's existing cash balances.

        The Company, through its Exploration Division, focuses its exploration activities primarily on the identification of new mineral reserve, resource and development opportunities in the proven producing regions of Canada, with a particular emphasis on northwestern Quebec. The Company currently directly manages exploration on 63 properties in central and eastern Canada and the Western United States, including properties acquired from Contact Diamond Corporation (formerly Sudbury Contact Mines Limited) in September 2004. In addition, the Company continuously evaluates opportunities to make strategic acquisitions, although it has no present commitments or agreements with respect to any material acquisitions.

        In the second quarter of 2004, the Company acquired an ownership interest in Riddarhyttan Resources AB, representing 13.8% of its outstanding shares. In connection with this acquisition, two representatives of the Company were elected to Riddarhyttan's board of directors. Riddarhyttan is the 100% owner of the Suurikuusikko gold deposit, located approximately 550 miles north of Helsinki near the town of Kittilä in Finnish Lapland. Riddarhyttan's property position in the Suurikuusikko area consists of 22 contiguous claims (approximately 4,261 acres) with similar Precambrian greenstone belt geology and topography to Agnico-Eagle's land package in the Abitibi region of Quebec.

        The Company's only significant associate is Contact Diamond Corporation (formerly Sudbury Contact Mines Limited), a public company listed on the TSX under the symbol "CO". The Company has an approximate 44.2% interest in Contact Diamond. Contact Diamond is an exploration and development company with diamond properties in Ontario, Quebec and the Northwest Territories. Contact Diamond is a corporation incorporated under the laws of the Province of Ontario.

        The Company's executive and registered office is located at Suite 500, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: http://www.agnico-eagle.com. The information contained on the website is not part of this prospectus.

Key Operating Strengths

        The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

        Focused Business Strategy.    The Company and its predecessors have over 35 years of experience and expertise in metals mining, including nearly three decades of continuous gold production. The Company's operations are located in areas that are supportive of the mining industry. These operations are concentrated in areas among North America's principal gold-producing regions.

        Low-Cost, Efficient Producer.    The Company believes that it is one of the lowest total cash operating cost producers in the North American gold mining industry. Although total cash operating cost per ounce of gold of were $269 for 2003, which increased in part because of the rescheduling of stope mining sequencing required as a result of the rock fall that occurred during the first quarter of 2003, for the nine months ended September 30, 2004, the Company achieved total cash operating cost per ounce of gold of $77 due principally to higher gold production, higher net byproduct revenue resulting from increased production and higher byproduct metal prices and the elimination of the production royalty on an area of the mine that is mined out. The Company has achieved significant improvements in these measures through the strength of its by-product revenue, the economies of scale afforded by its large single shaft mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low cost producer status.

        Sound Operating Base.    The Company's existing operations at the LaRonde Division provide a sound economic base for additional reserve and production development at the property. The experience gained through building and operating the LaRonde Mine, along with the LaRonde Mine's extensive infrastructure, are expected to support the development of new projects in the region including the Lapa Property, the Goldex Property and LaRonde II.

        Strong Management Team.    The Company's senior management team has an average of 16 years of operating and exploration experience in the mining industry. Management's significant experience has been instrumental in the Company's historical growth and provides a solid base on which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Division and particularly in respect of deep mining is expected to benefit the Company's current expansion program in the region.

Growth Strategy

        Optimize and Further Expand Operations.    The Company continues to focus its resources and efforts on the exploration and development of new projects in the Abitibi region of Québec, including LaRonde II, the Lapa Property, the Goldex Property and the LaRonde Mine with a view to increasing annual gold production and gold mineral reserve. The Company is evaluating these properties as potential growth opportunities in the Abitibi region. Expenditures for 2004 in respect of sustaining and project capital expenditures at the LaRonde Mine together with regional projects and other exploration and development projects are expected to be $53.9 million, of which $44.1 million has been spent as at September 30, 2004. These budgeted expenditures for 2004 include $35.4 million of capital expenditures at the LaRonde Mine, $10.4 million for the exploration and development of the Lapa Property, $4.7 million for the exploration and development of the Goldex Property, $1.8 million for the exploration and development of the Bousquet Property and $0.4 million for the exploration and development of the Ellison Property. The regional development team continues to evaluate the LaRonde II development project. The Company plans to continue to invest in sustaining and project capital expenditures at the LaRonde Mine together with regional projects and other exploration and development projects.

        Growth Through Acquisitions.    The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas and Europe. Historically, the Company's producing properties have resulted from a combination of investments in early-stage exploration companies and primary exploration activities. By investing in early-stage exploration companies, the Company has been able to acquire control of exploration properties at favourable prices. The Company's approach to property acquisition has evolved to include joint ventures and partnerships and the acquisition of producing properties and, more recently, has evolved to include consideration of properties outside of Canada and the United States, as demonstrated by the Company's recent investment in Riddarhyttan. The Company is currently considering opportunities to acquire development and producing properties in both North and South America.

        Expand Gold Reserves.    The Company is conducting an aggressive drilling program at the LaRonde Division to increase its mineral reserve base and transfer mineral resource to the mineral reserve category. In 2003, although LaRonde's proven and probable reserves were essentially unchanged on a tonnage basis, on the basis of contained gold ounces the Company added approximately 1.0 million ounces of gold to proven and probable mineral reserve, including replacement of 252,000 ounces of gold mined (before mill recoveries and smelter changes). As a result, the LaRonde Division's current proven and probable mineral reserve and indicated mineral resource base is estimated to contain approximately 5.3 million ounces of gold, 70.8 million ounces of silver, 2.3 billion pounds of zinc and 291 million pounds of copper, of which proven and probable mineral reserves are 5.0 million ounces of gold, 68.2 million ounces of silver, 2.2 billion pounds of zinc and almost 271.0 million pounds of copper. There is an additional 13.3 million tons of inferred mineral resource containing almost 2.9 million ounces of gold that will be the focus of the resource to reserve conversion program in 2005.

        Expand Geographic Base.    The Company's assets are primarily located in the province of Quebec. The Company's strategy is to seek to expand the geographic base of its properties through acquisition of additional properties or mining businesses within and outside Canada. The Company continuously considers such acquisition opportunities.

        Leverage Mining Expertise.    The Company believes it can benefit not only from the existing infrastructure at its mines, but also from geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its operating and mine development expertise to exploit fully the potential of its properties. The Company's goal is to apply the proven operating principles of the LaRonde Division to each of its existing and future properties.

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including to fund potential future acquisitions and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

        All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds.

CAPITALIZATION

        On August 19, 2004, the Company issued 1,000,000 flow-through common shares for total proceeds of $17.5 million. As at the date of this prospectus, there have been no other material changes in the share and loan capital structure of the Company since December 31, 2003.

DESCRIPTION OF EXISTING INDEBTEDNESS

Bank Credit Facility

        The Company has entered into a credit agreement dated November 13, 2001, as amended on January 31, 2002 (the "Credit Agreement"), with a group of financial institutions providing for a revolving bank credit facility of up to $125 million. The following summary describes certain provisions of the Company's bank credit facility, although it does not purport to be complete and is subject to and is qualified in its entirety by reference to the bank credit facility. Terms not defined in this summary have the meanings given to them in the Credit Agreement.

        The bank credit facility provides the Company with a revolving credit facility of up to $125 million, subject to the reductions described below. The facility consists of two tranches, Tranche 1 which provides for loans of up to $100 million and Tranche 2 which provides for loans of up to $25 million. Tranche 2 became available after certain completion tests in connection with the LaRonde Mine expansion were satisfied in September 2004. The facility matures on December 31, 2008, unless terminated before that date: (i) voluntarily by the Company; (ii) by law; or (iii) by the Majority Lenders following an event of default.

        The bank credit facility is available on a revolving basis until December 30, 2004, after which no further advances will be made by the lenders. Commencing on the last business day of December 2004 and until the last business day of December 2008, the maximum amount available under the facility will be reduced on each of the following reduction dates by an amount equal to the product of the percentage reduction specified below times the amount drawn on the facility as at December 30, 2004. Commencing on the last business day of December 2004 until maturity, the Company is required to repay on each of the following reduction dates an amount equal to the product of the percentage reduction specified below times the amount drawn on the facility as at December 30, 2004.

Reduction Date	Percentage Reduction
Last business day of December 2004	25.00%
Last business day of June 2005	16.25%
Last business day of December 2005	16.25%
Last business day of June 2006	10.00%
Last business day of December 2006	10.00%
Last business day of June 2007	6.25%
Last business day of December 2007	6.25%
Last business day of June 2008	5.00%
Last business day of December 2008	The then outstanding balance of the principal amount of the loans

        Base Rate Advances and Prime Rate Advances under the revolving bank credit facility bear interest at a rate per annum equal to the Base Rate or the Prime Rate, as the case may be, plus the following margin, as applicable: (i) prior to Project Completion, which occurred in September 2004, 1.25% per annum, and (ii) after Project Completion, (A) 1.25% per annum if the Historic Debt Service Coverage Ratio for the immediately preceding four fiscal quarters of the Company was less than or equal to 1.5 to 1, (B) 1.125% per annum if such ratio for such period was greater than 1.5 to 1 and less than or equal to 2.0 to 1 and (C) 1.0% per annum if such ratio for such period was greater than 2.0 to 1. LIBOR Advances made under the revolving bank credit facility bear interest at a rate per annum equal to the LIBOR plus the margin applicable to Base Rate Advances plus an additional 1.0% per annum. The lenders under the bank credit facility are each paid a commitment fee at a rate of 0.75% (unless the Company incurs certain indebtedness of $40 million or more in which case such rate increases to 1.0%) per annum on their undrawn portion of the facility until December 30, 2004. In connection with advances under the bank credit facility, the Company is required, among other things, to satisfy minimum projected debt service coverage ratios over the life of the facility.

        In accordance with the Credit Agreement, the Company has entered into hedge agreements to ensure that projected revenues from sales of metals are sufficient to reasonably ensure that the Company will be in compliance with financial and other covenants of the Credit Agreement.

        To secure the payment and performance of the Company's indebtedness, liabilities and obligations under the bank credit facility documents, including any hedge agreements, the Company has granted a security interest in and has hypothecated substantially all property relating to the LaRonde Mine and the El Coco Property to the administrative agent on behalf of itself, the lenders under the Credit Agreement and the counterparties to any hedge agreements. The Company has also assigned and granted a security interest in certain material contracts, including hedge agreements, to the administrative agent on behalf of the same parties. Further, the Company has designated the administrative agent on behalf of the same parties as the named insured and loss payee under certain insurance policies and granted a security interest in such policies.

        The Credit Agreement contains covenants that restrict, among other things:

  •
  the Company's ability and the ability of the Company's subsidiaries to incur additional indebtedness other than, among other things, subject to certain conditions, indebtedness incurred to refinance the $143.75 million aggregate principal amount of 4.50% convertible debentures due 2012 (the "Convertible Debentures") on or prior to their maturity;

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  the Company's ability to pay or declare dividends or make other restricted distributions or payments in respect of any shares of the Company's capital stock or make payments in cash of principal on the Convertible Debentures prior to their maturity, subject to certain exceptions;

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  the Company's ability to make asset sales or other dispositions;

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  the Company's ability to pledge existing or future assets, subject to permitted exceptions;

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  the Company's ability to enter into transactions with affiliates;

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  the Company's ability to make any loans to or investments in any other person or to acquire assets from any other person for cash consideration;

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  the Company's ability to amalgamate or otherwise transfer its assets; and

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  the Company's ability to make expenditures relating to the LaRonde Mine and the El Coco Property except as set forth in the Development Plan delivered pursuant to the credit facility and the ability of the Company's subsidiaries to make expenditures in excess of $5 million in any fiscal year in excess of those set forth in the mine development plan.

        The Credit Agreement also requires the Company to maintain certain financial ratios as well as tangible net worth and provides for various events of default, including, among other things:

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  a failure to pay principal when due and payable or interest or other amounts payable within three business days of such amounts becoming due and payable;

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  a breach by the Company of any term, covenant or other agreement that is not cured within 15 business days after written notice of the breach has been given to the Company;

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  a default in any payment of principal or interest or in the observance or performance of any other agreement or condition of the Company's other indebtedness or the Company's material subsidiaries in excess of $10 million, or the occurrence or existence of any other event or condition resulting in an acceleration of such indebtedness;

  •
  a failure by the Company to observe or perform any covenant or agreement in the Convertible Debentures or the related trust indenture resulting in the acceleration of the maturity of such notes;

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  a change in control of the Company; and

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  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution of the Company, or any of the Company's material subsidiaries.

        The Company is entitled to permanently prepay borrowings under the bank credit facility without penalty at any time on 45 days' notice.

        The bank credit facility will expire on December 31, 2004 unless the Company draws down amounts before such time. The Company and the syndicate are in negotiations to amend the bank credit facility to extend its term for three years to the end of 2007.

Convertible Debentures

        On February 15, 2002, the Company issued $143.75 million aggregate principal amount of Convertible Debentures for net proceeds of approximately $138.5 million. The Convertible Debentures were issued pursuant to an indenture (the "Indenture") dated as of February 15, 2002 between the Company and Computershare Trust Company of Canada, as trustee. The following summary describes certain provisions of the Convertible Debentures and the Indenture, although the following summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the Convertible Debentures and the Indenture. Terms not defined in this summary have the meanings given to them in the Indenture.

        The Convertible Debentures are subordinated unsecured general obligations and rank junior in right of payment to all present and future senior indebtedness of the Company.

        The Convertible Debentures are convertible into common shares at a conversion rate of 71.429 common shares per $1,000 principal amount of Convertible Debentures, subject to adjustment. If all of the holders of Convertible Debentures were to exercise their respective conversion rights, the Company would be required to issue approximately 10.2 million additional common shares.

        The Convertible Debentures bear interest at a rate of 4.50% per annum on the principal amount, payable semi-annually on February 15 and August 15 of each year. The Convertible Debentures mature on February 15, 2012. The Convertible Debentures are redeemable by the Company, in whole or in part, at any time on or after February 15, 2006.

        For as long as the common shares are listed on a National Securities Exchange in the United States, the Company may, at its option and subject to receiving all applicable regulatory approvals, unless an event of default has occurred and is continuing, elect to satisfy all or a portion of its obligations to pay the outstanding principal amount of the Convertible Debentures and accrued but unpaid interest on redemption or maturity for any reason, by issuing and delivering to the holder, for each $1,000 principal amount of Convertible Debentures, that number of fully-paid and non-assessable and freely-tradable common shares obtained by dividing such principal amount by 95% of the Current Market Price of the common shares on the date of redemption or maturity, as applicable.

        Subject to receiving all applicable regulatory approvals, the Company shall have the right to elect, unless an event of default has occurred and is continuing, from time to time, to issue and deliver common shares to the trustee under the Indenture to raise funds in order to satisfy its obligation to pay interest on the Convertible Debentures.

        If the Company experiences a change of control prior to maturity of the Convertible Debentures, the Company is required, within 15 business days after the occurrence of the change of control, to make an offer to all holders to purchase all outstanding Convertible Debentures properly tendered pursuant to the offer and, on the date that is 35 business days after notice of the occurrence of the change of control, to accept for purchase all Convertible Debentures properly tendered pursuant to the offer for a cash price in United States dollars equal to 101% of the principal amount of the Convertible Debentures plus accrued and unpaid interest thereon to but excluding the date of notice of the occurrence of the change of control.

        The Indenture contains covenants that restrict the Company's ability to merge, amalgamate or consolidate with or into any other person or sell, convey or otherwise dispose of all or substantially all of the Company's assets to any other person.

        The Indenture provides for various events of default, including, among other things:

  •
  a default in payment of current interest for 30 days;

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  a default in payment of principal, redemption price or change in control purchase price;

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  a failure to deliver common shares (or cash in lieu of fractional shares) on conversion of a Convertible Debenture and continuance of such default for 10 days;

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  a breach of any agreement in the Convertible Debentures or the Indenture that is not cured within 60 days after receipt of notice of the breach;

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  a default resulting in an acceleration of the Company's other indebtedness or indebtedness of the Company's subsidiaries in excess of $15 million;

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  failure to make an offer to purchase all outstanding Convertible Debentures as described above following a change in control of the Company; and

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  various events relating to the bankruptcy or insolvency of the Company or any of the Company's subsidiaries.

EARNINGS COVERAGE

        In accordance with the requirements of the Canadian Securities Authorities, the following consolidated earnings coverage ratios have been calculated for the 12-month periods ended September 30, 2004 and December 31, 2003 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof since those dates. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios and interest requirements do not give effect to the issuance of any debt securities that may be issued pursuant to this prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such securities are not currently known. The information presented herein for the 12-month period ended September 30, 2004 is based on unaudited financial information.

	12 Months Ended September 30, 2004	12 Months Ended December 31, 2003
Pro forma interest requirements(1)	8,257	9,180
Earnings before interest expense and taxes(1)	42,923	(8,933)
Earnings coverage	5.20 times	—

Note:

(1)
In thousands of US dollars.

        On this basis, the Company's adjusted US GAAP earnings before interest and income tax for the 12-month period ended December 31, 2003 were insufficient to cover the Company's pro forma interest requirements for such periods by $18.1 million, respectively. However, the Company's earnings before interest and income taxes for the 12-month period ended September 30, 2004 exceeded the Company's pro forma interest requirements for such period by $34.7 million.

        If the Company offers any debt securities having a term to maturity in excess of one year under this prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

Common Shares

        The authorized capital of the Company consists of an unlimited number of common shares, of which 85,935,381 were issued and outstanding as of November 12, 2004. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights.

Warrants

        On November 14, 2002, the Company issued 6.9 million Warrants. Each whole Warrant entitles the holder to purchase one common share for a price of US$19.00 at any time on or prior to November 14, 2007 after which time the Warrants will expire and be of no value. The exercise price for the Warrants is payable in US dollars; however, holders of Warrants may elect to pay the exercise price in Canadian dollars based on then current exchange rates. No fractional common shares will be issuable on the exercise of the Warrants. To the extent that the holder of a Warrant would otherwise be entitled to purchase a fraction of a common share, the holder will receive a cash payment in lieu thereof based on the then current market price of the common shares.

        The warrant indenture (the "Warrant Indenture") between the Company and Computershare Trust Company of Canada, as trustee, provides that the exercise price and/or the number and kind of securities or property issuable on the exercise of Warrants are subject to adjustment in certain events.

        Holders of Warrants do not have any voting rights or any other rights which a holder of common shares would have (including, without limitation, the right to receive notice of or to attend meetings of shareholders or any right to receive dividends or other distributions). Holders of Warrants have no pre-emptive rights to acquire securities of the Company. If all of the Warrants were exercised, the Company would be required to issue 6.9 million common shares.

        The foregoing summary describes certain provisions of the Warrants and the Warrant Indenture, although the foregoing summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the Warrants and the Warrant Indenture.

Convertible Debentures

        On February 15, 2002, the Company issued $143.75 million principal amount of Convertible Debentures for net proceeds of approximately $138.5 million. See "Description of Existing Indebtedness". Based on the initial conversion rate, if all of the holders of the Convertible Debentures were to exercise their respective conversion rights, the Company would be required to issue approximately 10.2 million common shares.

Shareholder Rights Plan

        On April 22, 1999, the Board of Directors of the Company adopted a shareholder rights plan (the "Plan") to replace the original shareholder rights plan dated May 10, 1989, to take effect at the close of business on May 10, 1999 (the "Record Date"), subject to shareholder approval, confirmation and ratification, which was received on June 25, 1999. The Company's shareholders reconfirmed the Plan on June 21, 2002. The rights issued under the Plan will expire (the "Expiration Time") at the close of the Company's annual meeting in 2009, unless earlier redeemed or exchanged by the Company and subject to shareholder re-ratification of the Plan by the shareholders at the Company's annual meeting to be held in 2005.

        Pursuant to the Plan, the Board declared a distribution of one right (a "Right") for each outstanding common share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each common share (including the common shares offered hereby) issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The

Rights will separate from the common shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the earlier of the first public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the common shares of the Company by any person other than in accordance with the terms of the Plan, or when a Permitted Bid (described below) or competing Permitted Bid ceases to qualify as such.

        In order to constitute a "Permitted Bid", an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 75 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

DIVIDEND POLICY

        The Company continued its policy of annual dividends with the declaration of a $0.03 per share dividend in 2003, unchanged from 2002 and $0.01 higher than in 2001. This represents 24 years of uninterrupted cash dividend payments by the Company. Although the Company expects to continue paying an annual cash dividend, future dividends will be at the discretion of the Company's Board of Directors and will be subject to such factors as the Company's earnings, financial condition and capital requirements. The Company's bank credit facility contains covenants which restrict the Company's ability to pay or declare dividends.

DESCRIPTION OF DEBT SECURITIES

General

        The Company may issue debt securities in one or more series under an indenture that it will enter into with one or more trustees that will be described in the Prospectus Supplement for the debt securities. The following summary describes certain provisions of the indenture, although it does not purport to be complete and is subject to and is qualified in its entirety by reference to the indenture. A copy of the form of indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part and has been filed with the Canadian Securities Authorities. The terms of debt securities the Company offers may differ from the general information provided below. Prospective investors should rely only on information in the Prospectus Supplement if it is different from the following information.

        The Company may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

        References to the "Company" in this description of debt securities mean Agnico-Eagle Mines Limited but not any of its subsidiaries.

        The indenture does not limit the amount of debt securities the Company can issue under the indenture and does not limit the amount of other indebtedness the Company may incur. The Company may issue debt securities from time to time in separate series.

        The Prospectus Supplement for any series of debt securities the Company offers will describe the specific terms of the debt securities and may include any of the following:

  •
  the designation of the debt securities;

  •
  any limit on the aggregate principal amount of the debt securities;

  •
  the percentage of the principal amount at which the debt securities will be issued;

  •
  whether payment on the debt securities will be senior or subordinated to its other liabilities and obligations;

  •
  whether the payment of the debt securities will be secured by any of the Company's assets or by any other person;

  •
  the dates on which the Company may issue the debt securities and the date or dates on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable on a declaration of acceleration of maturity;

  •
  whether the debt securities will bear interest, the interest rate or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments;

  •
  the place or places the Company will pay interest and the place or places where debt securities can be presented for registration of transfer or exchange;

  •
  whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether the Company will have the option to redeem the debt securities rather than pay the additional amounts;

  •
  whether the Company may redeem the debt securities at its option;

  •
  whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking fund or other provisions, or at the option of a holder;

  •
  the denominations in which the Company will issue the debt securities;

  •
  the currency in which the Company will make payments on the debt securities and whether payments will be payable with reference to any index or formula;

  •
  whether the Company will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

  •
  whether the Company will issue the debt securities as bearer securities or only in registered form;

  •
  any changes or additions to events of default or covenants;

  •
  any changes or additions to the provisions for defeasance described under "Defeasance" below;

  •
  whether the holders of any series of debt securities have special rights if specified events occur;

  •
  any restrictions on the transfer or exchange of the debt securities;

  •
  the terms for any conversion or exchange of the debt securities for any other securities;

  •
  provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

  •
  any other terms of the debt securities.

        Unless stated otherwise in the applicable Prospectus Supplement, no holder will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or there is a change of control of the Company.

        The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe in the applicable Prospectus Supplement, any Canadian and United States federal income tax consequences and other special considerations.

        The Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

        Unless stated otherwise in the applicable Prospectus Supplement, the Company will issue debt securities only in fully registered form without coupons, in denominations of $1,000 and multiples of $1,000. In addition, all or a portion of the debt securities of any series may be issued in permanent registered global form which will be exchangeable for definitive debt securities only under certain conditions. The applicable Prospectus Supplement may indicate the denominations to be issued, the procedures for payment of interest and principal and other matters. No service charge will be made for any registration of transfer or exchange of the debt securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these transactions.

Payment and Transfer

        Unless stated otherwise in the Prospectus Supplement, the Company will make payments of principal of (and premium, if any, on) debt securities of a particular series in the designated currency against surrender of the debt securities at the office of the paying agent the Company designates from time to time. Unless stated otherwise in the applicable Prospectus Supplement, the Company will make payment of any instalment of interest on debt securities to the persons in whose names the debt securities are registered on the close of business on the day or days specified by the Company. Unless otherwise indicated in the applicable Prospectus Supplement, payments of interest will be made, at the Company's option:

  •
  at the corporate trust office of the paying agent that the Company designates from time to time;

  •
  by electronic funds transfer to an account that the holder designates from time to time; or

  •
  by a cheque in the designated currency mailed to each holder at the relevant holder's registered address.

        Holders may transfer or exchange fully registered debt securities at the corporate trust office of the trustee or at any other office or agency the Company maintains for these purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

        The Company may issue debt securities of a series in the form of one or more global securities which will be deposited with a depositary, or its nominee, identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Merger, Amalgamation or Consolidation

        The indenture generally permits the Company to amalgamate or consolidate with or merge into any other person, and to transfer or dispose of substantially all of its assets, so long as the resulting person is a Canadian or U.S. entity and assumes the Company's obligations on the debt securities and under the indenture and the Company or such successor person will not be in default under the indenture immediately after the transaction.

        If the resulting person assumes the Company's obligations, subject to certain exceptions, the Company will be relieved of those obligations.

Events of Default

        When the Company uses the term "event of default" in the indenture, it means, in respect of a series of debt securities:

  •
  the Company fails to pay principal or any premium on any debt security of that series when it is due;

  •
  the Company fails to pay interest on any debt security of that series for 30 days;

  •
  the Company fails to comply with any of its other agreements relating to the debt securities or the indenture for 60 days after written notice by the trustee or by holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

  •
  certain events involving its bankruptcy, insolvency or reorganization; and

  •
  any other event of default provided for that series of debt securities.

        The Prospectus Supplement for a series of debt securities may include additional events of default or changes to the events of default described above. The trustee will give notice within a reasonable time (not exceeding 30 days) to the holders of debt securities of any default unless it determines in good faith the withholding of such notice is in the best interests of the holders, collectively, and so advises the Company in writing.

        A default under one series of debt securities will not necessarily be a default under another series.

        If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series may require the Company to repay immediately:

  •
  the entire principal of the debt securities of the series; or

  •
  if the debt securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

        If an event of default relates to events involving the Company's or a subsidiary's bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. In either case, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind the accelerated payment requirement.

        Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred on the trustee, for any series of debt securities.

        The Company will be required to furnish to the trustee a statement annually as to its compliance with all conditions and covenants under the indenture and, if the Company is not in compliance, it must specify any defaults.

Defeasance

        When the Company uses the term "defeasance", it means discharge from some or all of its obligations under the indenture. If the Company deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at its option:

  •
  the Company will be discharged from its obligations with respect to the debt securities of that series; or

  •
  the Company will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to the Company.

        If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

        Unless stated otherwise in the Prospectus Supplement, in order to exercise its defeasance option, the Company will be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for Canadian federal or Canadian provincial income tax purposes (and any other jurisdiction specified for this purpose in the Prospectus Supplement). The Company also will be required to deliver a certificate of an officer of the Company and an opinion of counsel, each stating that all of the conditions precedent provided for relating to defeasance have been satisfied. In addition, other conditions must be met before the Company may exercise its defeasance option.

Modification and Waiver

        The Company may modify the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

  •
  reduce the percentage of the unpaid principal amount of any series whose holders must consent to any amendment or waiver under the indenture or which may otherwise require notice, information or action or effect any action, or modify the provisions in the indenture relating to amendment or waiver;

  •
  reduce the amount of, or change the currency of payment of or to delay the time of any payments (whether of principal, premium, interest or otherwise) to be made to the holders of debt securities of any series;

  •
  change the definition of or the manner of calculating amounts (including any change in the applicable rate or rates of interest) to which any holder of debt securities of any series is entitled under the indenture;

  •
  make any change that adversely affects the redemption, conversion or exchange rights of holders of debt securities of any series;

  •
  make any change that would result in the issuer being required to make any deduction or withholding from payments to be made to holders of debt securities of any series; or

  •
  impair the right of holders to institute a suit to enforce their rights to payment.

        The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all outstanding debt securities of that series waive, only insofar as that series is concerned, any prospective or existing defaults under the indenture and the Company's compliance with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

        The Company may modify the indenture without the consent of the holders to:

  •
  cure any ambiguity, defect or inconsistency, provided, however, that the amendment to cure any ambiguity, defect or inconsistency does not adversely affect the rights of any holder of debt securities;

  •
  provide for the assumption by a successor of the Company's obligations under the indenture;

  •
  give effect to certain directions of the holders;

  •
  change or eliminate any provisions where the change takes effect when there are no debt securities outstanding under the indenture;

  •
  provide for uncertificated debt securities in addition to certificated debt securities, as long as those uncertificated debt securities are in registered form for United States federal income tax purposes;

  •
  make any change to maintain the qualification of the indenture under the United States Trust Indenture Act of 1939, as amended, or to comply with applicable laws;

  •
  add to the Company's covenants or the Company's obligations under the indenture for the protection of holders of debt securities;

  •
  surrender any right, power or option conferred by the indenture on the Company; or

  •
  in any other manner that would not adversely affect the rights of holders of outstanding securities.

The Trustee

        The trustee under the indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

        The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with the Company. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

DESCRIPTION OF WARRANTS

        The Company may issue warrants to purchase debt securities or common shares. The Company may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. The Company will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be offered for sale. Unless the Prospectus Supplement otherwise indicates, warrants will be issued under one or more indentures that the Company will enter into with a warrant trustee or trustees that will be named in the Prospectus Supplement.

        The following sets forth certain general terms and provisions of the warrants offered under this prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to these warrants, will be set out in the applicable Prospectus Supplement.

        The Prospectus Supplement relating to any warrants the Company offers will describe the warrants and include specific terms relating to the offering. The Prospectus Supplement will include some or all of the following:

  •
  the designation and aggregate number of warrants offered;

  •
  the currency or currencies in which the warrants will be offered;

  •
  the designation, number and terms of the common shares or debt securities purchasable on exercise of the warrants, and procedures that will result in the adjustment of those numbers;

  •
  the exercise price of the warrants;

  •
  the dates or periods during which the warrants are exercisable;

  •
  the designation and terms of any securities with which the warrants are issued;

  •
  if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants;

  •
  whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  •
  material Canadian and United States tax consequences of owning the warrants; and

  •
  any other material terms of the warrants.

        Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

        The Company may amend the warrant indenture(s) and the warrants, without the consent of the holders of the warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding warrants, as a group.

PLAN OF DISTRIBUTION

        The Company may sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreement to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian and US securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

        In connection with any offering of Securities, the underwriters may offer, allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

        Certain legal matters in connection with the Securities offered hereby will be passed on for the Company by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and by Brown, Rudnick, Berlack Israels LLP, Boston Massachusetts.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Company are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 222 Bay Street, P.O. Box 251, Toronto, Ontario M5K 1J7. The audited consolidated financial statements of the Company as at December 31, 2003 and 2002 and for each of the three-year periods ended December 31, 2003 have been audited by Ernst Young LLP and are incorporated by reference herein in reliance on the authority of said firm as experts in auditing and accounting.

        The registrar and transfer agent for the Company's common shares, Convertible Debentures and Warrants is Computershare Trust Company of Canada through its offices at 100 University Avenue, Toronto, Ontario M5J 2Y1.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in and form an integral part of this prospectus:

  (a)
  the Company's Annual Information Form dated May 10, 2004 consisting of the Company's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") for the fiscal year ended December 31, 2003;

  (b)
  the audited consolidated financial statements of the Company, including the notes thereto, as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 together with the auditors' report thereon;

  (c)
  management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2003;

  (d)
  the Management Information Circular dated March 23, 2004, prepared in connection with the Company's annual and special meeting of shareholders on May 28, 2004 (excluding the section entitled "Compensation and Other Information" and Appendices A, B and D of such circular); and

  (e)
  unaudited consolidated financial statements of the Company as at and for the nine months ended September 30, 2004 and the related management's discussion and analysis of results of operations of the Company for the nine months ended September 30, 2004.

        All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Company with any securities commission or similar regulatory authority in Canada, subsequent to the date of this prospectus and prior to the termination of the distribution under this prospectus shall be deemed to be incorporated by reference in this prospectus.

        Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the Canadian Securities Authorities during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including the management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities hereunder.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7 (telephone (416) 947-1212). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Agnico-Eagle Mines Limited at the above-mentioned address and telephone number.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and shall be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by that Prospectus Supplement.

AVAILABLE INFORMATION

        The Company has filed with the SEC a registration statement on Form F-10, together with all amendments and supplements thereto, under the United States Securities Act of 1933, as amended, with respect to the securities offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the securities offered in this prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed and exhibits to the registration statement. Each such statement is qualified in its entirety by such reference.

        The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Company is exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Company is an Ontario corporation with its principal place of business in Canada. All but one of its directors and officers and certain experts named in this prospectus are residents of Canada and all or a substantial portion of its assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or blue sky laws.

PURCHASERS' STATUTORY RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, applicable securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; consent of Guy Gosselin; the powers of attorney; form of indenture relating to the debt securities; form of Warrant Indenture; and earnings coverage ratios. If debt securities are offered under a Prospectus Supplement, a trustee's Statement of Eligibility on Form T-1 will be filed with the SEC.

CERTIFICATE OF THE COMPANY

Dated: November 15, 2004

        This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) SEAN BOYD President and Chief Executive Officer	(Signed) DAVID GAROFALO Vice-President, Finance and Chief Financial Officer
On behalf of the Board of Directors
(Signed) JAMES D. NASSO Director	(Signed) ERNEST SHERIFF Director

C-1

                  Shares

AGNICO-EAGLE MINES LIMITED

Common Shares

P R O S P E C T U S    S U P P L E M E N T

Merrill Lynch & Co.

UBS Investment Bank

NBF Securities (USA) Corp.

Orion Securities (USA) Inc.

TD Securities

Scotia Capital

Sprott Securities (U.S.A.) Limited

Blackmont Capital Corp.

CIBC World Markets

Citigroup

Paradigm Capital U.S. Inc.

Raymond James

                                        , 2006

QuickLinks

TABLE OF CONTENTS Prospectus Supplement
Prospectus
NOTICES TO CERTAIN EUROPEAN RESIDENTS
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
CURRENCY EXCHANGE RATES
SUMMARY
The Company
Recent Developments
THE OFFERING
SUMMARY OPERATING AND RESERVE DATA
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE AND TRADING VOLUME OF COMMON SHARES
DIVIDEND POLICY
RISK FACTORS
FORWARD LOOKING STATEMENTS
SELECTED CONSOLIDATED FINANCIAL DATA
THE COMPANY
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
DOCUMENTS INCORPORATED BY REFERENCE
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
AUDITORS' CONSENT
TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Company
Recent Developments
FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE COMPANY
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF EXISTING INDEBTEDNESS
EARNINGS COVERAGE
DESCRIPTION OF SHARE CAPITAL
DIVIDEND POLICY
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
PURCHASERS' STATUTORY RIGHTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
CERTIFICATE OF THE COMPANY